Exhibit 99.1

Operational and Financial Update

Mauritius, September 9, 2019: Azure Power Global Limited (NYSE: AZRE) (the “Company”), a leading independent solar power producer in India, today announced certain operational and financial updates.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

Operational Update

Overview

Our mission is to be the lowest-cost power producer in the world. We sell solar power in India on long-term fixed price contracts to our customers, at prices which in many cases are at or below prevailing alternatives for these customers. We are also developing micro-grid applications for the highly fragmented and underserved electricity market in India. Since 2011, we have achieved an 85% reduction in total solar project cost, including an 86% decrease in balance of systems costs, due in part to our value engineering, design and procurement efforts.

Indian solar capacity installed reached approximately 29.4 GW at the end of June 2019 with a target to achieve 100 GW of installed solar capacity by 2022. Solar power is a cleaner, faster-to-build and cost-effective alternative energy solution to coal and diesel-based power, the economic and climate costs of which continue to increase every year. Through its use of solar power, we estimate that the Company has avoided the release of approximately 4.9 million tons CO2, which is equivalent to the byproduct of burning approximately 3.4 million tons of coal.

Founded in 2008, we developed India’s first utility scale solar project in 2009 at Awan, Punjab. Our operational rated capacity has grown at a CAGR of more than 87% since March 2012, and as of June 30, 2019, we operated 41 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,609 MW. Additionally, in July 2019, we commissioned 50 MW of the Rajasthan 5 solar power project and in September 2019 we commissioned 130 MW of the Maharashtra 3 solar power project, bringing our combined rated capacity to 1,789 MW.

We conduct our rooftop solar business under the brand “Azure Roof Power”. We believe that we have one of the largest rooftop portfolios in India and our customers include large commercial real estate companies, a leading global chain of premium hotels, distribution companies in Smart Cities, warehouse owners, train corporations and water supply companies. We entered into an arrangement for US$ 135 million, which we believe is the largest solar rooftop debt warehousing financing in India, with a consortium led by International Finance Corporation, a member of the World Bank Group and attracted the participation of leading institutions, including FMO - the Dutch development bank, Société de Promotion et de Participation pour la Coopération Economique (Proparco) – the French development finance institution, and Oesterreichische Entwicklungsbank AG (OeEB) – the development bank of Austria.

Utility scale solar projects are typically awarded through government auctions. We believe the strong demand for our solar power is a result of the following:

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Low levelized cost of energy. We have had our own in-house engineering, procurement and construction (“EPC”) team since our inception, which we believe is unique among independent power producers in India. Our in-house EPC team, expertise, purely solar focus, advanced in-house operations and maintenance (“O&M”) capability and efficient financial strategy allow us to offer low-cost solar power solutions.

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Our integrated profile supports growth. Our integrated profile affords us greater control over project development, construction and operation, which provides us with greater insight and certainty on our construction costs and timeline.

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Strong value proposition for our customers. We manage the entire development and operation process, providing customers with long term fixed price PPAs in addition to high levels of availability and service. This helps us win customer confidence and repeat business.

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Strong community partnerships. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative business. As a result, we are able to build long term community relationships, which allows us to improve our time of completion, further reducing project development risk.

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We take a leading role in policy initiatives. We provide input to the government to help it design an auction process supporting multiple winners at differentiated price points and implement a transparent bidding process open to all participants.

We generate revenue from a mix of leading government utilities and commercial entities. Because we have our own EPC and O&M capabilities, we retain the profit margins associated with those services that other project developers may need to pay to third-party providers.

Market Opportunity

India is the most populous democracy in the world with a population of more than 1.35 billion according to the World bank. India’s GDP has grown at around 6-7% post the economic liberalization of the economy in 1991, making it one of the fastest-growing economies in the world. Improvements in macro-economic stability due to ongoing structural reforms, fiscal discipline, efficient delivery of services and financial inclusion have contributed significantly towards this robust growth.

Power sector is the backbone of economic development in any country. It has multiplier effect on the economy given that all segments of economy are dependent on it. The Indian Power sector has also undergone substantial structural changes. A series of reforms in the 1990s and the Electricity Act 2003 have moved the Indian power sector towards being a competitive market with multiple buyers and sellers supported by regulatory and oversight bodies. India’s annual per capita electricity consumption reached 1.149 MWh in fiscal year 2018 as per the latest report of the Central Electricity Authority (the “CEA Report”). Although the annual per capita power consumption of India has grown significantly from 0.6 MWh in fiscal year 2010 to 1.149 MWh in 2018, it is among the lowest in the world. The annual per capita electricity consumption of India was 0.9 MWh in fiscal year 2016, whereas countries like China and the United States had a per capita electricity consumption of 4.3 MWh and 12.8 MWh, respectively, in fiscal year 2016.

Going forward, factors such as growth in per capita income levels, urbanization levels, improved electricity access and increased manufacturing activity are expected to boost the per capita electricity consumption of India. The peak demand met (availability) have grown at a CAGR of 6.16% in the last 10 years (fiscal year 2009 to fiscal year 2019). Even with a robust peak demand growth of 4.89%, the deficit has come down significantly from 12% in 2009 to around 0.8% in 2019. This is due to higher growth in capacity addition in the last 10 years (CAGR of 9.2%), predominantly by private sector.

Electricity demand is expected to rise in the future due to increased electrification (led by many of the Indian government’s initiatives like “Power for All”, “Make in India”, dedicated freight corridor, rural electrification and electric vehicles), increases in household purchasing power and industrial and agricultural advancement. At the same time, the other Policy directives like such as reduction in AT&C losses, DSM, energy conservation and efficiency improvement programs are expected to reduce the electricity demand. The proposed amendments to the Electricity Act, 2003 and the National Tariff Policy, 2016 focuses on boosting renewable energy in the future. In addition, the Indian government has also implemented initiatives like UDAY, which is expected to improve power distribution company finances thus helping in bankability of capital investments.

Climate change has become a major concern for the world and India has committed to the global climate change initiative and has ratified the Paris Agreement on Climate Change in October 2016. As part of the Nationally Determined Contributions (“NDC”), India has committed to reduce the emissions intensity of its GDP by 33 – 35% by fiscal year 2030 from fiscal year 2005 levels.

The renewable energy sector has been at the forefront of growth in capacity development in India with the country’s renewable energy (“RE”) installed capacity increasing by 6 times in the last 10 years. The share of RE capacity in the overall generation capacity mix has increased from 8% to 22% during this period according to MNRE. As per CEA Reports, renewable energy capacity is around 77.6 GW as on March 31, 2019, whereas total potential is over 1,000 GW.

India is endowed with abundant solar radiation. About 5,000 trillion kWh per year energy is incident over India’s land area with most parts receiving 4-7 kWh per sq. m per day. The solar potential of the country still remains largely untapped with only 29.4 GW of installed power as compared with a potential of 749 GW (including 124 GW rooftop solar potential) according to the Ministry of New and Renewable Energy (“MNRE”).

The share of solar energy of overall RE installed capacity has increased from 2% in 2009 to around 21% in 2018, growing at a CAGR of 40%. In 2017, India made a net yearly addition of around 8 GW of solar PV capacity and became the third largest market worldwide for solar PV additions. By the end of 2018, India was contributing around 6% of the global solar energy installed capacity. India is spearheading the International Solar Alliance, an alliance of more than 120 sunshine countries that lie between the tropics of Cancer and Capricorn with the purpose of promoting the adoption solar energy and working against climate change.

Power from solar projects can be sold to power distribution companies under central or state schemes or to end consumers through open access or captive route. Further, massive adoption of solar capacity additions in India is primarily driven by various fiscal and regulatory incentives provided by the Government of India. Some of these measures are:

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National Solar Mission (“NSM”). A major initiative of the Indian government is to promote ecologically sustainable growth while addressing India’s energy security challenge. NSM was introduced as part of India’s National Action Plan on Climate Change (“NAPCC”) in 2010 with a view to deploy 20 GW of solar capacity by fiscal year 2022. The targets were subsequently revised to 100 GW in June 2015.

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Solar Renewable Purchase Obligation (“RPOs”). RPO was one of the important instruments of the Ministry of Power (“MOP”) to achieve the goal of installing 175 GW of renewable energy by fiscal year 2022. MOP in consultation with the MNRE vide Order dated July 22, 2016 had notified the trajectory of RPOs for non-solar as well as solar uniformly for all the states and union territories for the period fiscal year 2017 to fiscal year 2019. Vide its order dated June 14, 2018, MOP has notified the RPO for period fiscal year 2020 to fiscal year 2022. Solar RPO target is set at 10.5% by fiscal year 2022.

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Waiver of interstate transmission system (“ISTS”) charges and losses for solar and wind energy projects. There are no interstate charges and losses for sale of solar and wind power for projects commissioned by March 31, 2022. The waiver will apply for a period of 25 years from the date of commissioning. The waiver is applicable for only those projects awarded through competitive bidding and projects entering into PPAs with entities for compliance of their RPO.

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State power distribution companies to buy a minimum of 20% of power generated from solar parks. The Indian government has planned 40 GW of solar parks by 2022. The MNRE has directed the state government, in which the solar park is being developed, to buy a minimum 20% of power produced in the park through its power distribution companies.

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Solar Parks. The Indian government has established a plan to create 40 GW of solar parks by fiscal year 2022. Under this scheme, the park developer (a joint venture between state government nodal agency and central government nodal agency/private players) is responsible for identifying and acquiring land, obtaining clearances, building common infrastructure, making water available, maintaining the transmission network from the park to nearest grid substation, among other responsibilities. Solar parks are created with the intention of reducing the development risk for solar project developers. The execution of this government initiative has faced challenges in terms of both land acquisition and evacuation of power generated in the solar parks. As of March 2019, only 21% of the planned target for fiscal year 2022 has been achieved. However, as of June 2019, 70% of our portfolio assets are outside of solar parks, thus the delays in commissioning of our projects has not been materially affected by these challenges.

The solar energy sector has also benefited from declining tariffs driven by even higher declines in PV module costs, improvement in efficiency due to greater scale of projects, access to long tenure financing and a drop in interest rates to finance solar projects. For example, approximately 63% of our contracted capacity is below the spot electricity price in the relevant market.

These factors have been instrumental in increasing solar installations in India to approximately 28 GW as of March 31, 2019, which is a CAGR of 61% between fiscal year 2014 and fiscal year 2019.

Our Business Strategy and Approach

We sell energy to government utilities and independent industrial and commercial customers at predictable fixed prices. Since our energy generation does not rely on fossil fuels, our electricity prices are insulated from the volatility of commodity pricing. We also provide delivery commitments for the electricity production of our solar power plants to our customers.

The typical project plan timeline for our projects is approximately one year. The major stages of project life cycle are bidding, land acquisition, financing, material delivery and installation, as well as monitoring and maintenance. Once a bid is won, a letter of intent is issued and all of our departments initiate their activities. After that, the PPA is signed, which reflects the commercial operation date before which a plant should be commissioned. Generally, once the letter of intent is received, we obtain the relevant land permits depending on whether the land is government-owned or private. Once land is obtained, our EPC team works very closely to construct and deliver the plant in the most efficient manner. Once commissioned, our O&M team monitors performance of all the projects near real time. We finance our projects with a mix of equity and debt.

We utilize our integrated project development, EPC, financing and O&M services without involving multiple third-party services. This approach has allowed us to generate efficiencies of scale that further drive down system costs. A low cost structure allows us to bid for auctions strategically, which supports our high auction win rate and helps preserve our market leading position in the solar power industry in India, which further reduces costs.

As the first developer and operator of utility scale solar assets in India, we believe that we are a well-established brand that has grown alongside the burgeoning Indian solar market since 2009. We have proven to be a reliable developer that successfully and expediently executes on our development pipeline and wins repeat business. As a result, we believe we have become one of the largest pure solar operators in the space, which affords us greater negotiating power with original equipment manufacturers and project finance lenders. This in turn improves our cost and capital structure, which benefits our bid win rate.

Power Yield Improvement. We also utilize our in-house operational capabilities to help optimize project yield and performance through proprietary system monitoring and adjustments. We expect to innovate further to reduce the cost of energy for our customers and compete with local alternatives in the utility market.

We have one patent published and another eight patents filed for technologies to improve yield and performance and many additional technologies in development. The technologies we employ include:

•	system and method for prepaid power module;

•	a seasonal solar tracking system;

•	remote tracking for photovoltaic power generation through National Operations Control Center (“NOCC”);

•	thin film photovoltaic module mounting through single axial movement;

•	sprinkler technology for cleaning solar modules;

•	a water distribution system that allows for the generation of electricity by reutilizing water used for cooling photovoltaic cells;

•	developing system for scheduling and forecasting platform; and

•	plant performance analytics to identify focus areas for current and future loss minimization.

Project Cost Reduction. Our in-house EPC capabilities enhance our ability to be flexible with our choice of technology, which allows us to choose high quality equipment while optimizing the combination of total solar system cost and yield. We have demonstrated an 85% decrease in total solar project cost since fiscal year 2011 in part through continual innovation in our EPC and O&M capabilities. In the past fiscal year, we have evaluated and implemented superior technology and taken several engineering optimization initiatives that led to balance of system cost reduction and yield improvements.

We lower the levelized project cost of energy through our three-pronged approach as follows:

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Value engineering. Our in-house EPC allows us to enhance our system design expertise with each successive project, be flexible with our choice of technology while ensuring sourcing from top-tier suppliers that optimizes both the system cost and power yield of the total solar block. We are able to negotiate pricing as we have significant economies of scale, built a well-recognized brand, and strong supplier relationships. As a result of our value engineering, we have seen a significant reduction in balance of system costs.

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Operational performance monitoring. We operate an NOCC that allows us to monitor project performance in real-time and allows us to respond rapidly to potential generation anomalies. Feedback from our operating projects also serves to further enhance our project designs, resulting in enhancements for current and new plants.

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Financial strategy. We are able to partly offset project equity requirements through economic benefits generated by our EPC and O&M businesses. Coupled with our asset financing strategy, we are able to optimize the overall cost of capital leading to enhanced economics for our customers and shareholders.

Effective Bidding. Our bidding expertise has led us to consistent wins with average tariffs 14% higher than the lowest bid in the market for our pipeline projects of approximately 2GW. We are an experienced market participant with a track record of winning bids with prudent project selection targeting long term offtake with a high proportion of projects with highly rated and /sovereign counterparties. The majority of the projects won by us in 2018 were at tariffs higher than the lowest bid in the market.

Capital Cost Reduction. Our long-standing global relationships and strategic partnership have enabled us to diversify our capital sources. We have raised more than US$2.4 billion since our founding from varied sources, including export credits institutions, development finance institutions, domestic and international lenders, and public equity. We also issued India’s first ever solar green bond that allows us to access international bond markets at attractive financing rates. In addition, we are pursuing project equity and mezzanine as a way to lower our cost of capital, enhance returns and to optimize the efficiency of our capital.

Our Competitive Strengths

We believe we differentiate ourselves from the competition in a number of key ways.

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Local Expertise through Countrywide Presence. As of June 30, 2019, we had 1,609 MWs operational portfolio projects. Our operational portfolio includes 131 MWs of rooftop projects spread across over 600 cities and over 4,000 roofs under various stages.

At present, approximately 83% of our total portfolio is located in high irradiation zones (defined as zones with more than 5.5 kWh/m2 per day) and a further 14% is located in mid irradiation zones (defined as zones with 4.5 to 5.5 kWh/m2 per day). Our operational portfolio is spread across 24 states, which we believe is the largest for any renewable company in India, and are well diversified with no state making up more than 19% of the operational portfolio. With a highly experienced and dedicated team present across the nation, we have expertise in working on solar power projects across India. We believe we have set new industry benchmarks on several projects by achieving ISTS connectivity approvals for over 1.3GW significantly ahead of schedule due to our proactive acquisition of land, making us more competitive than other bidders in the market for future Non-Solar Park and ISTS tenders.

We also believe in empowering the community we work with. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result, we are able to build long-term community relationships, which allow us to improve our time of completion, further reducing project development risk. Altogether, these efforts and experiences have enabled us to have a better understanding of the market and built good relationships with our stakeholders.

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Portfolio with customers that have strong off-take credit ratings. We have a strong track record in project development across utility scale, commercial rooftop and micro-grids projects. We have rapidly grown our project portfolio with high credit rating offtakers, which has enabled us to be competitive in the market with higher returns. We have a strong off-taker mix with more than 80% of the total portfolio rated investment grade (comprising 77% at A to AAA and 3% at BBB- to BBB+), 61% of the total portfolio with sovereign-backed offtakers (comprising 40% SECI, 18% NTPC and 3% Indian Railways and other Government of India entities) and tariffs higher than the lowest bid in market. As a result, over 60% of our portfolio is current and not due and 11% of our portfolio is less than 60 days overdue (comprising 6% at less than 30 days and 5% at 30 to 60 days) as of June 30, 2019. We have significantly expanded our presence in commercial business with strong credit off-take under Azure Roof Power solutions, having experienced a compounded annual growth rate of 82% since 2014.

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Superior technical and execution capabilities. We have developed proprietary systems that significantly reduce the time it takes to design, finance, commission, operate and maintain projects. Our lean and efficient execution expertise facilitates completion of our plants ahead of contracted completion dates, enables us to easily scale our operations without significant increases to headcount, and allows us to construct several projects in parallel without compromising on efficiency. Because of our operational capabilities, we have been able to increase our operational capacity from 55 MW as of March 2014 to 1,609 MW as of June 30, 2019.

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Sustainable Market Leadership. We have several market-leading advantages in the solar power industry in India. We have a first mover advantage from the construction of India’s first private utility scale solar photovoltaic power plant in 2009 as well as the implementation of the first megawatt scale rooftop project under a smart city initiative in 2013. Scalable model and consistent execution allow growth in line with the market.

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Strong Track Record of Execution Completion. Integrated in-house teams for development, engineering, finance and operations have also played a vital role in making us more competitive compared to any other player in the industry. We have commissioned more than 300 kms of transmission, with interconnects at various voltage levels and our projects operate over 12,000 acres of land. We believe we have set new industry benchmarks on ISTS projects by achieving over 1.3 GW approvals ahead of deadlines. With growing experience in non-solar park tenders, we are making significant progress towards expertise in our transmission works. These strengthen us and provide us with an edge over our competitors.

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Strong Governance and Disclosure. We have strong corporate governance in line with NYSE and SGX-ST standards, which includes decision-making through various committees and an experienced board of directors. We are governed by key policies including our anti-bribery and corruption policy, whistle blower policy, code of business conduct and ethics and corporate social responsibility.

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Strong management. Our senior leadership team and board of directors include widely recognized experts in solar energy, energy, finance and public policy, with track records of building successful businesses. Our board of directors also includes Arno Harris, Barney Rush, Cyril Cabanes, Sanjeev Aggarwal and R.P. Singh, who are well-respected global authorities in energy, finance and public policy.

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Leverage Track Record and Management Relationships to Shape Policy. Our strong policy advocacy practice aims to support a sustainable and open market that offers opportunities to all stakeholders including solar power developers, investors and customers. As an active and leading policy advocate, we have been instrumental in helping the Indian government to design an auction process supporting multiple winners at differentiated price points and to implement a transparent bidding process open to participants regardless of their jurisdiction of incorporation, ownership of land or choice of technology. We have shared our recommendations with governments at the local, state and central levels for substantial changes to solar policy that are essential to the advancement of the solar industry. We plan to leverage our track record, together with our management’s long-running relationships with policy-makers, to influence policy at all governmental levels.

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Strong Community Partnerships. We hire from local communities and generally lease land with few alternative uses, providing local communities with a stream of discretionary cash flow without displacing alternative businesses. As a result, we are able to build long-term community relationships, which allow us to improve our time of completion, further reducing project development risk.

Project Development

We participate in central- and state-level renewable energy auctions to build our utility scale portfolio. Our track record and size ensure we are able to participate in all auctions. Our in-house EPC and O&M capabilities and our pan-India presence provide us with greater visibility into competitive metrics, which allows us to bid strategically to maintain a high win rate while preserving good project economics.

The major stages of project sourcing, development and operation:

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Bidding. We have a well-organized process to effectively track all the policies and bid updates in the market. Once a tender is tracked, relevant information sourced from the request for proposal document is discussed with the finance and technical teams and approved by the relevant committees before a strategic decision is made to participate in the bid. We also have an in-house project development information database which help us predict and bid the most effective tariff in the market. Once the bid is won, a letter of intent is issued. Afterwards, the PPA is signed, which will reflect the commercial operation date before which a plant should be commissioned.

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Land acquisition. Generally, once the letter of intent is received, we obtain the relevant land permits depending on whether the land is government-owned or private. When the land is privately owned, we identify the appropriate parcels of land and due diligence is conducted by a local legal counsel. We also undertake certain compliance measures, including technical diligence, soil testing, local advertisement, stakeholder consultation and land registration after which acquisition is complete. When the land is government-owned, we identify the suitable parcels of land from the responsible agency and obtain approval from the relevant authority.

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Financing. To enable rapid operation of our projects, we use short term credit facilities that are refinanced with long term project finance facilities. We invest equity from internal accruals and new financings to help growth and lower financing costs.

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Material delivery and installation. Our procurement and construction teams work very closely to construct and deliver the plant in the most efficient manner. A detailed project plan is made and the progress tracker on the delivery and construction is reviewed continually. Accordingly, we have consistently commissioned our projects before the commercial operation date.

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Monitoring and maintenance. Our operations team monitors performance of all the projects near real time through the NOCC, which allow us to respond rapidly to potential generation anomalies. They also perform scheduled preventive maintenance tasks on daily, weekly, monthly, and annual intervals to ensure our plants run smoothly and at high efficiency levels. Currently, we are able to monitor the performance of approximately 550 of our solar power plant sites remotely.

Suppliers and Service Providers

We purchase major components such as solar panels and inverters directly from multiple manufacturers with industry standard warranty and guarantee terms. As of April 30, 2019, we had made over US$1 billion in purchases from our suppliers. There are several suppliers in the market and we select our suppliers based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of the date hereof, our primary solar panel suppliers were First Solar FE Holdings PTE Ltd., Waaree Energies Pvt. Ltd., Hanwha Q CELLS Co. Ltd, Risen Energy Co Ltd., GCL System Intergration Technology Co Ltd. and Canadian Solar Inc., and our primary inverter suppliers were SMA Solar Technology AG, Schneider Electric India Pvt. Ltd., Sungrow Power Supply Company, Solis Inverters, ABB India Limited, and Bonfiglioli Renewable Power Conversion India Pvt Ltd. We also engage the engineering services of Lahmeyer Group, Black & Veatch and Fichtner Consulting Engineers. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We normally purchase solar panels and the balance of system components on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components. The prices of components for our solar power plants have declined over time as the manufacturers have lowered their cost of production, although the pace of this decline has been slowing recently.

We source lender technical due diligence and supplier third party certification from Lahmeyer International (India) Private Limited.

Seasonality

The energy output performance of our plants is dependent in part on the amount of sunlight. As a result, our revenue in the past has been impacted by shorter daylight hours in winters. Typically, our PLF is the lowest in the third quarter and highest in the first quarter of any given fiscal year, which for us ends on March 31.

Competition

We believe our primary competitors are other solar developers such as ReNew Power Limited, Tata Power Solar Systems Limited, Adani Power Limited and ACME Cleantech Solutions Private Limited. Competition to acquire new projects occurs at the development stage as we bid for long term PPAs in central and state solar power auctions. We compete with other solar developers based on a number of factors, including the sourcing of solar projects, reputation and track record, relationship with government authorities, access to capital and control over quality, access to project land, efficiency and reliability in project development. Based on these factors, we believe that we compete favorably with our competitors in the regions we service. Approximately 74% of the counterparties of our operational portfolio are rated investment grade, which we believe is a leading position among utility scale project developers with installed capacity of over 1 GW.

We also compete with utilities generating power from conventional fossil fuels. Utilities generating conventional energy face rising costs as the constraints on domestic fuel supply continue and these energy sources do not benefit from various governmental incentives available to renewable energy producers. As we reduce our levelized cost and achieve parity with conventional energy suppliers, we expect to compete favorably with these suppliers on the basis of cost and reliability. However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of larger size, internal access to solar panels and greater operational, financial, technical, management, lower cost of capital or other resources.

Research and Development

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of June 30, 2019, we had one patent that had been published and eight patents filed and many additional technologies in development. The patent applications include, real time and pre-paid solar power module, manual solar tracking system, thin film photovoltaic mounting assembly, the NOCC, generating electricity by reutilizing water used for cooling photovoltaic cells, a system for cleaning and cooling an array of solar panels, system for power generation and scheduling and AEINA-Android App to monitor and capture the data of all the rooftop projects.

Insurance

We maintain adequate insurance coverage to mitigate various business risks. Our insurance policies include, but are not limited to, erection all risk insurance, industrial all risk insurance, burglary insurance, fire and special perils insurance and directors and officers liability insurance.

Employees

As of June 30, 2019, we had 649 full time employees. We consider our relations with our employees to be amicable. The following table sets forth the number of our employees for each of the major functions as of June 30, 2019:

Number of Employees
Core team	8
Policy and bidding	18
Land strategy	23
Infrastructure	271
Operations and Maintenance-IT	218
Capital and Finance and Accounts	95
Human resources	14
Legal	2
Total	649

Our employee payroll and related costs amounted to INR 701.6 million and INR 871.5 million (US$12.6 million) in for the years ended March 31, 2018 and 2019, respectively, and INR 188.7 million and INR 313.8 million (US$4.6 million) for the three months ended June 30, 2018 and 2019, respectively.

Power Purchase Agreement

The material terms of the PPAs we have entered into and bids we have won as of June 30, 2019 are summarized in the following table.

Project Names	Commercial Operation Date(1)	PPA Capacity (MW)	DC Capacity (MW)	Tariff (INR/kWh)(6)		Off taker	Duration of PPA in Years
Operational - Utility
Punjab 1	Q4 2009	2	2	17.91		NTPC Vidyut Vyapar Nigam Limited	25
Punjab 2.1	Q3 2014	15	15	7.67		Punjab State Power Corporation Limited	25
Punjab 2.2	Q4 2014	15	15	7.97		Punjab State Power Corporation Limited	25
Punjab 2.3	Q4 2014	4	4	8.28		Punjab State Power Corporation Limited	25
Karnataka 1	Q1 2015	10	10	7.47		Bangalore Electricity Supply Company Limited	25
Uttar Pradesh 1	Q1 2015	10	12	8.99		Uttar Pradesh Power Corporation Limited	12
Gujarat 1.1	Q2 2011	5	5	15.00	(2)	Gujarat UrjaVikas Nigam Limited	25
Gujarat 1.2	Q4 2011	5	5	15.00	(2)	Gujarat Urja Vikas Nigam Limited	25
Rajasthan 1	Q4 2011	5	5	11.94		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.1	Q1 2013	20	20	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 2.2	Q1 2013	15	16	8.21		NTPC Vidyut Vyapar Nigam Limited	25
Rajasthan 3.1	Q2 2015	20	22	5.45	(3)	Solar Energy Corporation of India Limited	25
Rajasthan 3.2	Q2 2015	40	43	5.45	(3)	Solar Energy Corporation of India Limited	25
Rajasthan 3.3	Q2 2015	40	41	5.45	(3)	Solar Energy Corporation of India Limited	25
Chhattisgarh 1.1	Q2 2015	10	10	6.44		Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.2	Q2 2015	10	10	6.45		Chhattisgarh State Power Distribution Company Limited	25
Chhattisgarh 1.3	Q3 2015	10	10	6.46		Chhattisgarh State Power Distribution Company Limited	25
Rajasthan 4	Q4 2015	5	6	5.45	(3)	Solar Energy Corporation of India Limited	25
Delhi 1.1	Q4 2015	2	2	5.43	(3)	Solar Energy Corporation of India Limited	25
Karnataka 2	Q1 2016	10	12	6.66		Bangalore Electricity Supply Company Limited	25
Andhra Pradesh 1	Q1 2016	50	54	6.44	(2)	Southern Power Distribution Company of Andhra Pradesh Limited	25
Punjab 3.1	Q1 2016	24	25	7.19		Punjab State Power Corporation Limited	25
Punjab 3.2	Q1 2016	4	4	7.33		Punjab State Power Corporation Limited	25
Bihar 1	Q3 2016	10	11	8.39		North & South Bihar Power Distribution Company Limited	25

Punjab 4.1(3)	Q4 2016	50	52	5.62		Punjab State Power Corporation Limited	25
Punjab 4.2(3)	Q4 2016	50	52	5.63		Punjab State Power Corporation Limited	25
Punjab 4.3(3)	Q4 2016	50	52	5.64		Punjab State Power Corporation Limited	25
Karnataka 3.1	Q1 2017	50	54	6.51		Chamundeshwari Electricity Supply Company Limited	25
Karnataka 3.2	Q1 2017	40	42	6.51		Hubli Electricity Supply Company Limited	25
Karnataka 3.3	Q1 2017	40	42	6.51		Gulbarga Electricity Supply Company Limited	25
Maharashtra 1.1	Q1 2017	2	2	5.50	(3)	Ordnance Factory, Bhandara	25
Maharashtra 1.2	Q1 2017	5	6	5.31		Ordnance Factory, Ambajhari	25
Andhra Pradesh 2 (5)	Q2 2017	100	121	5.12		NTPC Limited	25
Uttar Pradesh 2	Q2 - Q3 2017	50	50	4.78		NTPC Limited	25
Telangana 1	Q1 2018	100	128	4.67		NTPC Limited	25
Uttar Pradesh 3	Q2 2018	40	40	4.43	(3)	Solar Energy Corporation of India Limited	25
Andhra Pradesh 3	Q2 2018	50	51	4.43	(3)	Solar Energy Corporation of India Limited	25
Gujarat 2	Q4 2018 – Q1 2019	260	317	2.67		Gujarat Urja Vikas Nigam Limited	25
Karnataka 4.1	Q1 2019	50	63	2.93		Bangalore Electricity Supply Company Limited	25
Karnataka 4.2	Q1 2019	50	64	2.93		Hubli Electricity Supply Company Limited	25
Rajasthan 5(5)	Q2 2019	150	195	2.48		Solar Energy Corporation of India Limited	25
Total Operational Capacity – Utility		1,478	1,690
Total Operational Capacity – Rooftop projects(8)	2013 – Q1 2019	131	134	5.56	(4)	Various	25
Total Operational		1,609	1,824
Under Construction
Rajasthan 5(5)(7)	Q3 2019	50		2.48		Solar Energy Corporation of India Limited	25
Maharashtra 3(8)	Q3 2019	130		2.72		Maharashtra State Electricity Distribution Company Limited	25
Total Under Construction- Utility		180
Total Under Construction- Rooftop	Q3 2019 – Q1 2020	42		4.84	(4)	Various	25

Total Capacity Under Construction		222
Committed
Assam 1	Q2 2020	90		3.34		Assam Power Distribution Company	25
Rajasthan 6	Q4 2020	600		2.53		Solar Energy Corporation of India Limited	25
Rajasthan 7	Q1 2021	300		2.59		NTPC Limited	25
Rajasthan 8	Q1 2021	300		2.58		Solar Energy Corporation of India Limited	25
Maharashtra 2	Q2-Q4 2021	200		3.07		Maharashtra State Power Generation Company Limited	25
Total Committed Capacity – Utility		1,490
Total Committed Capacity - Rooftop	Q4 2019 – Q3 2020	30		4.96	(4)	Various	25
Total Committed Capacity		1,520	(3)
Total Portfolio		3,351

Notes:

(1)

Refers to the applicable quarter of the calendar year in which commercial operations commenced or are scheduled to commence based on AC capacity. There can be no assurance that our projects under construction and our committed projects will be completed on time or at all.

(2)	Current tariff, including the escalation.
(3)	Projects are supported by VGF, in addition to the tariff. Our rooftop operational portfolio has a weighted levelized tariff of 131% of the lowest solar bid in India.
(4)	Levelized tariff; includes capital incentive.
(5)	Projects under accelerated depreciation under Income Tax.
(6)	In the case of projects with more than one PPA, tariff is calculated as the weighted average of the PPAs for such project.
(7)	50 MW of the Rajasthan 5 project was commissioned in July 2019.
(8)	130 MW of the Mahatrashtra 3 project was commissioned in September 2019.

Our PPAs typically require certain conditions are met including, among others, that we have obtained all necessary consents and permits, financing arrangements have been made and an agreement has been entered into to provide for the transmission of power. Furthermore, the PPAs contain customary termination provisions and negative and affirmative covenants, including the provision of performance bank guarantees and minimum guarantees of power to be sold and restrictions on changing the controlling shareholder of the project subsidiaries.

Financial Update

The unaudited condensed consolidated financial statements of the Company as of and for the three months ended June 30, 2019 and included herein reflect a change to the previously released results for the same period that were included in the Company’s Form 6-K furnished to the SEC on August 12, 2019 to reduce the compensation expense included in general and administrative expense and the accrual for compensation expense included in other liabilities by INR 100.8 million (US$ 1.4 million). For further detail, please refer to Note 2(a) of the unaudited condensed consolidated financial statements of the Company as of and for the three months ended June 30, 2019 and included herein. See also Note 17 of the unaudited condensed consolidated financial statements of the Company as of and for the three months ended June 30, 2019 and included herein.

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

Operating Revenue

Operating revenue for the three months ended June 30, 2019 was INR 3,389.3 million (US$ 49.2 million), an increase of 40% from INR 2,422.5 million compared to the three months ended June 30, 2018.

The principal reasons for the increase in revenue during the three months ended June 30, 2019 was the incremental revenue from Gujrat 2, Rajasthan 5 and Karnatka 4.1 and 4.2 solar power projects, which commenced operations subsequent to three months ended June 30, 2018 and contributed an incremental operating revenue of INR 361.8 million, INR 109.6 million and INR 167.0 million, respectively.

Please refer to Note 2 (q) of our interim consolidated financial statements as of and for the three months ended June 30, 2019 for details on the adoption of ASC Topic 606, “Revenue from Contracts with Customers on revenue.”

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the three months ended June 30, 2019 increased by 36% to INR 296.9 million (US$ 4.3 million) from INR 218.2 million, compared to three months ended June 30, 2018.

The increase was primarily due to plant maintenance cost related to projects commissioned since June 30, 2018, comprising INR 17.2 million in respect of Gujrat 2, INR 26.0 million in respect of Karnatka 4.1 and 4.2, and INR 7.4 million in respect of and Rajasthan 5. The increase was also due to partially commissioned plants in June 20, 2018, Andhra Pradesh 3 and Uttar Pradesh 3 which resulted in an increase in cost of operations by INR 8.8 million.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2019 increased by INR 295.1 million (US$ 4.3 million), to INR 543.8 million (US$ 7.9 million) compared to the three months ended June 30, 2018. General and administrative expenses increased primarily on account of higher payroll costs and charges of INR 163.2 million (US$ 2.4 million) primarily related to management transition.

Depreciation and Amortization

Depreciation and amortization expenses during the three months ended June 30, 2019 increased by INR 69.8 million (US$ 1.0 million), or 13%, to INR 623.4 million (US$ 9.0 million) compared to the three months ended June 30, 2018.

The primary reasons for the increase in depreciation were capitalization of Gujrat 2, Rajasthan 5 and Karnatka 4 and 4.1 solar power projects solar power projects, which commenced operations subsequent to the three months ended June 30, 2018 and resulted in additional depreciation of INR 90.6 million, INR 31.0 million and INR 32.3 million, respectively.

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in accounting estimate was based on the Company’s various technical evaluations and tests, through which the Company estimated that solar modules pertaining to most of its utility scale projects will continue to generate power for at least 35 years at high efficiency levels. Depreciation and amortization expense for the three months ended June 30, 2019, decreased by INR 133.8 million due to this change in useful life estimate.

Interest Expense, Net

Interest expense, net during the three months ended June 30, 2019 increased by INR 486.7 million (US$ 7.1 million), or 45%, to INR 1,560.1 million (US$ 22.7 million) compared to the three months ended June 30, 2018.

Interest expense during the three months ended June 30, 2019 increased by INR 474.4 million, or 37%, to INR 1,760.1 million (US$ 25.5 million). on account of newer projects commenced operations since June 30, 2018 namely on account of Rajasthan 5, INR 75 million, on account of Gujrat 2 is INR 51 million, on account of short term loan of INR 227 million, on account of rooftop projects of INR 51 million.

Interest income during the three months ended June 30, 2019 decreased by INR 12.3 million or 6%, to INR 200.0 million (US$2.90 million) compared to the three months ended June 30, 2018 primarily as a result of utilization of funds for investment in property plant and equipment.

Loss (Gain) on Foreign Currency Exchange, net

Loss (Gain) on Foreign Currency Exchange, net during the three months ended June 30, 2019, was at INR 50.3 million (US$ 0.7 million) compared to a loss of INR 204.2 million, during the three months ended June 30, 2018.

The Indian rupee appreciated against the U.S. dollar by INR 0.25 to US$ 1.00 (0.4%) during the period from March 31, 2019 to June 30, 2019. This appreciation during the period from March 31, 2019 to June 30, 2019 resulted in a foreign exchange gain of INR 19.6 million (US$ 0.3 million), compared to a loss of INR 204.2 million during the three months ended June 30, 2018. Further, due to appreciation in Indian rupee the Company incurred unrealized loss of INR 69.9 million (US$ 1.0 million) on derivative instruments entered by the Company to safeguard itself from forex fluctuations.

Income Tax Expense / (Benefit)

Income tax expense during the three months ended June 30, 2019 was at INR 144.1 million (US$ 2.1 million), compared to an income tax expense of INR 94.6 million during the three months ended June 30, 2018. Increase in income tax expense is primarily on account of higher income from operations and withholding tax on certain intercompany transactions.

Our tax expenses are further described in Note 10—Income Taxes to our unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2019 presented below.

Liquidity and Capital Resources

Our holding company does not generate cash from operations in order to fund its expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends as a result of certain regulatory and contractual restrictions may make it impracticable to use such dividends as a means of funding the expenses of Azure Power Global Limited. For a further discussion on our ability to issue and receive dividends, see Note 14 of our Annual Consolidated Financial Statements.

Our principal liquidity requirements are to finance current operations, service our debt and support our growth in India. We will continue to use capital in the future to finance the construction of solar power plants. Historically, our operations largely relied on project-level long term borrowings, proceeds from issuance of compulsorily convertible preferred shares and compulsorily convertible debentures, and internally generated cash flows to meet capital expenditure requirements. As a normal part of our business and depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses or other events may cause us to seek additional debt or financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future financings could result in the dilution of our existing shareholding.

Liquidity Position

As of June 30, 2019, our liquid assets totalled INR 11,470.7 million (US$ 166.4 million), which comprised cash, cash equivalents and current investments. As of June 30, 2019, our cash and cash equivalents and restricted cash were INR 18,592.0 million (US$ 269.8 million).

We also have commitments from financial institutions that we can draw upon in the future upon the achievement of specific funding criteria. As of June 30, 2019, we have such undrawn commitments amounting to INR 10,876.2 million (US$ 157.8 million) under project-level financing arrangements.

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in one of our subsidiaries and borrowed INR 1,477.9 million (US$ 21.4 million), net of issuance expense of INR 22.0 million (US$ 0.3 million). The debentures carry an interest rate of 10.50% per annum. The debentures are repayable on the expiry of a period of 15 months from the date of allotment and interest payments are payable every three months commenced December 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The Non-Convertible debentures are collateralized with the shares of two of its subsidiaries in terms of the debentures deed. As of June 30, 2019, the net carrying value of the non-convertible debentures was INR 1,494.3 million (US$ 21.7 million).

During year ended March 2019, the Company issued Non-Convertible Debentures in two of our subsidiaries and borrowed INR 548.0 million (US$ 7.9 million), net of issuance expense of INR 14.0 million (US$ 0.2 million). The debentures carry an interest rate of 10.32% per annum. The debentures are repayable on October 2024 and interest payments are payable every three months commencing from April 2019. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of June 30, 2019, the net carrying value of the non-convertible debentures was INR 548.8 million (US$ 7.9 million).

We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Our financing arrangements as of June 30, 2019 consist of project financing arrangements and other borrowings.

Project-level Financing Arrangements

Our borrowings include project-specific financing arrangements collateralized by the underlying solar power plants. The table below summarizes certain terms of our project-level financing arrangements as of June 30, 2019:

Name of Project	Outstanding Principal Amount		Type of Interest	Currency	Maturity Date
	(INR)	(US$)(5)
	(000’s)
Gujrat 2	4,674,908	67,831	Floating	US$	2019
Andhra Pradesh 1	2,508,312	36,395	Fixed	INR	2022
Bihar 1	438,767	6,366	Fixed	INR	2022
Gujarat 1	927,560	13,459	Fixed	INR	2022
Karnataka 1	525,778	7,629	Fixed	INR	2022
Karnataka 3.1	1,378,451	20,001	Fixed	INR	2022
Karnataka 3.2	1,423,994	20,662	Fixed	INR	2022
Karnataka 3.3	6,540,055	94,893	Fixed	INR	2022
Punjab 1	174,000	2,525	Fixed	INR	2022
Punjab 2	1,699,000	24,652	Fixed	INR	2022
Punjab 4	5,810,000	84,301	Fixed	INR	2022
Rajasthan 3.1	1,774,718	25,750	Fixed	INR	2022
Rajasthan 3.2	867,000	12,580	Fixed	INR	2022
Rajasthan 3.3	1,727,276	25,064	Fixed	INR	2022
Rajasthan 4	236,000	3,424	Fixed	INR	2022
Telangana 1	4,610,000	66,889	Fixed	INR	2022
Uttar Pradesh 1	508,541	7,379	Fixed	INR	2022
Punjab Rooftop 2	384,000	5,572	Fixed	INR	2022
Rajasthan 1	698,843	10,140	Fixed	US$	2028
Chhattisgarh 1.1,1.2 & 1.3	1,353,646	19,641	Floating	INR	2029
Rajasthan 2	3,059,867	44,397	Fixed	US$	2031
Karnataka 2	457,385	6,636	Floating	INR	2032
Maharashtra 1.1 & 1.2	339,784	4,930	Floating	INR	2033
Uttar Pradesh 3	1,466,786	21,282	Floating	INR	2033
Andhra Pradesh 3	2,102,372	30,505	Floating	INR	2034
Punjab 3.1 and 3.2	1,414,266	20,520	Floating	INR	2034
Uttar Pradesh 2	2,162,000	31,370	Floating	INR	2034
Andhra Pradesh 2	5,480,745	79,523	Floating	INR	2036
Karnataka 4	3,690,000	53,540	Floating	INR	2038
Rajasthan 5	4,345,176	63,047	Mixed	INR	2038
Maharashtra 3	4,750,000	68,920	Floating	INR	2040
Rooftop Projects(4)	1,791,512	25,992	Mixed	INR/US$	2022-2031

Total(2)(3)	69,320,742	1,005,815

Notes:

(1)

This represents the last repayment period. These loans are repayable on a quarterly or semi-annual basis. For repayment by period of the above-mentioned loans, refer to contractual obligation and commercial commitments.

(2)	This amount is presented in the financials as, net of ancillary cost of borrowing of INR 826.7 million (US$ 12.0 million).
(3)

Further, non-project level debt of INR 6,650.2 million (US$ 96.5 million) and working capital loans for INR 7,878.4 million (US$ 114.3 million), are excluded from the above table. The non-project level debt balance includes INR 3,241.0 million (US$ 47.0 million) of foreign exchange fluctuation on project debt.

(4)	Rooftop Projects includes, Delhi Rooftop 4, Gujrat rooftop, Punjab Rooftop 2, Railway 1 and SECI 50.
(5)	Exchange rate- INR 68.92 to US$1 (New York buying rate of June 28, 2019).

Our outstanding project-level borrowings have been secured by certain movable and immovable properties, including property, plant and equipment, as well as a pledge of the shares of the project-level SPVs.

The financing agreements governing our project-level borrowings contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us unless certain specific conditions are met, including the satisfaction of certain financial ratios.

Uses of Liquidity

Our principal requirements for liquidity and capital resources can be categorized into investment for developing solar power plants and debt service obligations. Generally, once operational, our solar power generation assets do not require significant capital expenditures to maintain their operating performance and the working capital is sufficient to meet the operations. For principal and interest payments on our debt outstanding as of June 30, 2019, refer to Contractual Obligations and Commercial Commitments below.

Capital Expenditures

As of June 30, 2019, we operated 41 utility scale projects and several commercial rooftop projects with a combined rated capacity of 1,609 MW. As of such date, we were also constructing projects with a combined rated capacity of 222 MW and had an additional 1,520 MW of projects committed.

Our capital expenditure requirements consist of:

(i)	Expansion capital expenditures for new projects; and

(ii)	Working capital spent for building a pipeline for coming year(s).

Expansion capital expenditures also include interest expense associated with borrowings used to fund expansion during the construction phase of the projects.

Our capital expenditure amounted to INR 5,657.7 million (US$ 82.1 million) for the three months ended June 30, 2019, primarily for construction of Gujarat 2, Rajasthan 5, Maharashtra 3.

Cash Flow Discussion

We use traditional measures of cash flow, including net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. It does not include restricted cash which consists of cash balances restricted as to withdrawal or usage and relate to cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in power purchase agreements (“PPAs”) and for certain debt service reserves required under our loan agreements.

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

The following table reflects the changes in cash flows for the comparative periods:

	For the Three Months Ended June 30,
Cash Flow Data	2018	2019		Change
	INR	INR	US$	INR
	(In millions)
Net cash used in operating activities	(749.6)	(466.7)	(6.8)	282.9
Net cash used in investing activities	(4,196.0)	(5,666.6)	(82.2)	(1,470.6)
Net cash provided by financing activities	4,251.7	10,742.0	155.9	6,490.3

Operating Activities

During the three months ended June 30, 2019, we used INR 466.7 million (US$ 6.8 million) of cash in operating activities. This cash outflow primarily resulted from a net profit during the three months ended June 30, 2019 of INR 170.6 million added by non-cash items including depreciation and amortization of INR 623.4 million, share based compensation expense of INR 16.9 million, and amortization of cash flow hedges of INR 258.5 million. Further, changes in operating assets and liabilities included an INR 497.9 million decrease in interest payable and other liabilities primarily in connection with payment for towards interest on Green Bonds, a INR 75.1 million increase in accounts payable and deferred revenue, decrease of INR 209.1 million in other assets, increase of INR 1,066.4 million in accounts receivable, prepaid expenses primarily resulting from an increase in accounts receivable for new plants commissioned, payments towards prepaid expenses. In addition, the adoption of new accounting standard ASC842 resulted in a decrease of INR 426.1 million.

During the three months ended June 30, 2018, we used INR 749.6 million of cash in operating activities. This cash outflow primarily resulted from a net profit during the three months ended June 30, 2018 of INR 29.8 million added by non-cash items including depreciation and amortization of INR 553.6 million, share based compensation expense of INR 19.6 million, and amortization of cash flow hedges of INR 248.0 million. Further, changes in operating assets and liabilities included a INR 908.4 million decrease in accounts payable, interest payable and other liabilities primarily in connection with payment for towards interest on first instalment of Green Bonds, a INR 933.1 million increase in accounts receivable, prepaid expenses, other current assets and deferred revenue primarily resulting from an increase in accounts receivable for new plants commissioned, payments towards prepaid expenses.

Investing Activities

During the three months ended June 30, 2019, we used INR 5,666.6 million (US$ 82.2 million) in investing activities. This cash outflow was primarily due to INR 5,657.8 million incurred on additional property, plant and equipment for construction of Rajastan 5, Maharashtra 3 and certain rooftop projects.

During the three months ended June 30, 2018, we used INR 4,196.0 million in investing activities. This cash outflow was primarily due to INR 2,483.5 million incurred on additional property, plant and equipment for construction of Gujrat 2, Uttar Pradesh 3 and other rooftop sites and the balance of the outflow is due to the purchase of INR 3,506.1 million of available-for-sale investments, offset by a redemption of INR 1,800.4 million of available-for-sale investments.

Financing Activities

Cash generated from financing activities was INR 10,742.0 (US$ 155.9 million) for the three months ended June 30, 2019. This cash inflow was primarily from new loan proceeds of INR 10,988.9 million raised in the form of term loans from banks for our Rajasthan 5, Maharashtra 3, and certain rooftop solar power generation projects, and certain working capital facilities, offset by INR 246.9 million for repayment of loan during the period.

During the three months ended June 30, 2018, we generated INR 4,251.7 million from financing activities. This cash inflow was primarily from new loan proceeds of INR 4,392.3 million raised in the form of term loans from banks for our Gujrat 2 and certain working capital facilities, offset by INR 140.6 million for repayment of loan during the period.

Off-Balance Sheet Arrangements

The terms of our PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices. Under the terms of the PPAs, we have issued irrevocable performance bank guarantees totalling INR 5,449.6 million (US$ 79.1 million) as of June 30, 2019. We have obtained guarantees from financial institutions as a part of the bidding process for setting up of solar power plants amounting to INR 288.4 million (US$ 4.2 million) as of June 30, 2019. We have issued bank guarantees amounting to INR 839.0 million (US$ 12.2 million) to meet Debt-Service Reserve Account (DSRA) requirements for our outstanding loans as at June 30, 2019. We are not party to any other off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

We have contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of June 30, 2019.

	Payment due by Period
	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
	(INR millions)
Contractual cash obligations
Long-term debt (principal)(1)	7,093.9	9,428.4	37,755.9	21,692.8	75,971.1
Interest payable(2)	3,986.0	9,642.3	5,987.3	12,874.9	32,490.5
Operating lease obligations	207.3	589.8	629.3	9,320.8	10,747.2
Purchase obligations(3)	5,398.6	—	—	—	5,398.6
Asset retirement obligations	—	—	—	667.9	667.9
Total contractual obligations (INR)	16,619.6	19,460.7	44,158.0	41,979.5	122,217.8
Total contractual obligations (US$)	241.1	282.4	640.7	609.1	1,773.3

Notes:

(1)

The long-term debt includes project secured term loans, other secured bank loans. The long-term debt (principal) obligations for foreign currency denominated project borrowings have been converted to Indian rupees using the closing exchange rate as of June 30, 2019 as per Reserve Bank of India.

(2)	Interest on long-term debt is calculated based on the outstanding balance of the debt at the prevailing interest rate for the corresponding periods.
(3)	Consists of asset purchase commitment for construction of solar power plants.

Recent Accounting Pronouncements

In October 2018, the FASB issued ASU No. 2018-16, Derivatives and Hedging (Topic 815), Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, which adds the OIS rate based on the SOFR as a benchmark interest rate for hedge accounting purposes. Adoption of the ASU 2018-16 did not have any material impact on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are interest rate risk and foreign currency risk.

Interest Rate Risk

As of June 30, 2019, our long-term debt was at both fixed and variable interest rates. Exposure to interest rate fluctuations will depend on the amount of debt that bears interest at variable rates, the time at which the interest rate is adjusted and the quantum of fluctuation in the interest rate.

Our results of operations are subject to interest rate fluctuations on our variable rate borrowings. The sensitivity analysis below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole period.

A hypothetical increase or decrease in our variable interest rates by 1% would not have had a significant increase or decrease in interest cost for the Company, for the fiscal year ended March 31, 2019 or the three months ended June 30, 2019.

We intend to use hedging strategies to mitigate our exposure to interest rate fluctuations, we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness when fixed rate debt matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign Currency Risk

The functional currency of Indian subsidiaries is Indian rupees, where we have long term debts denominated in U.S. dollars and Indian rupees. The U.S. dollar denominated loans and the proceeds of the debts denominated in other than the reporting currency, i.e., proceeds from the Solar Green Bonds. We have hedged against the exchange rate risk on the Solar Green Bonds. These fluctuations in the exchange rates between U.S. dollars and Indian rupees may result in higher fair value adjustments on our outstanding foreign currency loans.

We also have three international subsidiaries, with functional currency as U.S. dollar and consequently, we are exposed to foreign exchange risk on routine transactions entered locally by these subsidiaries. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Depreciation of the Indian rupee against the U.S. dollar may result in translation loss in the Consolidated financial statements.

We have hedged against the exchange rate risk on our Solar Green Bonds so as to minimise the effect of any adverse movement in the exchange rates. Further, we have partially hedged against debts denominated in U.S. dollars in Indian subsidiaries, in order to minimise the adverse impact of a large currency movement. These hedges are for a period of up to 5.5 years (expiring in November 2022). We have taken foreign currency loans for our Rajasthan 1, Rajasthan 2 and Oberoi Rooftop projects.

Cash flow hedges with notional amounts of US$ 499.6, US$ 530.4 million and US$ 553.8 million were outstanding as at March 31, 2018 and 2019 and June 30, 2019, respectively, with maturity periods from 0.5 months to 5.5 years. The fair value of these cash flow hedges as of March 31, 2018 and 2019 and June 30, 2019 was US$ 5.1 million of liability, US$ 29.4 million of asset and an asset of US$ 36.8 million (Adjusted with derivative liability of US$ 3.9 million), respectively and is included in accumulated other comprehensive loss on our consolidated balance sheets. The amortization of fair value of these option contracts are recognized in the Consolidated Statements of Operations and are included in interest expense.

Related Party Transactions

We believe that the terms of our related party transactions are comparable to the terms we could obtain from independent third parties. Our related party transactions are subject to the review and approval of the audit committee of our board of directors. Our audit committee will consider whether the transaction is to be conducted on an arms-length basis and whether the services can be procured from an independent third party. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

Lease Agreement

On November 28, 2011, AZI entered into a lease agreement, which became effective from December 1, 2011, for our registered office building and a lease arrangement for a guest house, which became effective February 1, 2016 with family members of our former CEO, Mr. Inderpreet Singh Wadhwa. Each transaction was conducted in the normal course of operations, transacted at the market rate and was approved by a majority of the board of directors independently. During the year, AZI terminated the lease agreement for our registered office and for the guest house and the security deposit was returned back to AZI. For the fiscal years ended March 31, 2017, 2018 and 2019 and the three months ended June 30, 2018 and 2019, the Company incurred rent expense on office facilities and guest house facilities totalling INR 19.4 million, INR 15.4 million and INR 2.9 million (US$ 0.04 million), INR 0.7 million and nil, respectively, where the lessors were relatives of the Company’s then chief executive officer and another director of AZI. As of June 30, 2018 and 2019, the Company had security deposits with these lessors totalling INR 2.2 million and INR nil (US$ nil) respectively.

Compensation

Mr. Inderpreet Singh Wadhwa retired as CEO effective July 18, 2019 and Mr. Ranjit Gupta was appointed as the new CEO effective on that same date. In July 2019, the Company made a payment of INR 92.0 million (US$ 1.3 million) to Mr. Wadhwa. Said amount paid to Mr. Wadhwa is an advance to be adjusted against future payments due to him.

During May 2019, the Company and Mr. Inderpreet Wadhwa entered into an agreement as per which a benefit of US$ 2.0 million was payable to him in two equal tranches, the first trache was paid to him during the period and the second is payable at end his term. He was also entitled to benefits as per his employment agreement for the period up to December 31, 2019.

The Independent Consultant’s Report

Deloitte Touche Tohmatsu India LLP (“Deloitte India” or the “Independent Consultant”), an independent consultant, has prepared a report titled “Consultant Report on EBITDA Projections Prepared by Azure Power Solar Energy Private Limited” (the “Independent Consultant’s Report”).

Deloitte India has been engaged by the Company to assess and review certain commercial aspects, revenues and operating costs of all the operational projects held by certain of our subsidiaries (the “Restricted Group II”), namely Azure Power Saturn Private Limited, Azure Uranus Private Limited, Azure Power Forty Four Private Limited, Azure Power Mercury Private Limited, Azure Power Makemake Private Limited, Azure Power Thirty Six Private Limited, Azure Power Venus Private Limited, Azure Power Thirty Three Private Limited, Azure Power Earth Private Limited and Azure Power Thirty Four Private Limited (collectively, the “Reviewed Projects”). We caution that such information has not been audited or reviewed by our independent auditors; therefore, they do not express an opinion or any other form of assurance on it. Our independent auditors have provided no services in respect of any prospective financial information or projections.

The Independent Consultant’s Report refers to and/or presents projections prepared by the Company of annual operating parameters such as net capacity utilization factor (“CUF”), plant load factor (“PLF”), generation and degradation factor, tariff, annual operating revenues, annual operating expenses and EBITDA for each of the Reviewed Projects and various other projections and estimates. For purposes of its report, the Independent Consultant relied on certain assumptions regarding material contingencies and other matters that are not within the control of the Company, the Independent Consultant or any other person. These assumptions are inherently subject to significant uncertainties and actual results could differ, perhaps materially, from those projected. Management is solely responsible for the projections of operating revenues and EBITDA of the Restricted Group II for the years ended March 31, 2020 and 2021. Neither the Company, Ernst & Young Associates LLP, S.R. Batliboi & Co. LLP, nor the Independent Consultant can give any assurance that these assumptions are correct or that these projections and estimates will reflect actual results of operations. Therefore, no representations are made or intended to be made, nor should any be inferred, with respect to the likely existence of a particular future set of facts or circumstances. We also caution that the following information has not been audited or reviewed by our independent auditors; therefore, they do not express an opinion or any other form of assurance on it. Our independent auditors have provided no services in respect of any prospective financial information or projections. If actual results are materially less favorable than those shown in the Independent Consultant’s Report or if the assumptions used in formulating these projections and estimates prove to be incorrect, the projections contained herein may prove to be inaccurate.

The Independent Consultant’s Report provides observations on the assumptions relating to earnings before interest, taxes, depreciation and amortization (“EBITDA”) as well as projections of the Reviewed Projects for the fiscal year of 2020 and 2021. Further, the projections of generation, operating revenues, operating expenses and EBITDA are consolidated measures for each of the projects reflecting 100% ownership. These figures do not take into account minority interests, tax equity, or other financial interests in the projects other than the Restricted Group II. The Company provided the financial model giving the projected financials of each Reviewed Project as well as combined projections for the Restricted Group II along with assumptions. This agreed-upon procedures engagement was conducted in accordance with procedure agreed with the Company.

Deloitte India performed the following agreed upon procedures with respect to the projected financials:

•	EBITDA Projections model

•	Obtain the EBITDA Projections model from the Company and ascertain logic, assumptions and logic and flow of data used in the model and prove mathematical accuracy of the EBITDA Projections

•	Capacity units and Commissioning date

•

Obtain the commissioning certificate issued by third parties and power purchase agreement (“PPAs”) with utilities or direct consumers from the Company and compare capacity units and commissioning date mentioned in commissioning certificate and PPAs to the projected financial information used in EBITDA Projections model

•

For the cases where third party commissioning certificate is not available, obtain the commissioning date details (based on management’s internal information) from the Company and compare commissioning date mentioned in management’s internal information to the projected financial information used in EBITDA Projections model

•	Net CUF

•

Obtain the Solar Resource Assessment Report or energy estimate report or PVsyst report submitted by third party technical consultants (engaged by the Company) from the Company and compare Net CUF mentioned in such reports for solar projects to the projected financial information used in EBITDA Projections model

•	Generation based incentives (GBI) (if applicable)

•

Obtain GBI registration certificates issued by Indian Renewable Energy Development Agency from the Company and compare GBI as mentioned in the GBI registration certificates to the projected financial information used in EBITDA Projections model

•	Transmission/ Wheeling and banking charges/ losses

•

Obtain the Regulations governing Transmission/ Wheeling and banking charges / losses and compare the Transmission/ Wheeling and banking charges/ losses mentioned in such regulations to the projected financial information used in EBITDA Projections model

•	Tariff

•

Obtain PPAs with utilities or direct consumers and Tariff orders issued by State Electricity Regulatory Commissions from the Company and compare the tariff mentioned in the PPAs and Tariff orders to the projected financial information used in EBITDA Projections model

•	Average Power Purchase Price (APPC) – (if applicable)

•

Obtain the regulatory orders issued by State Electricity Regulatory Commission from the Company and compare the tariff mentioned in the regulatory orders to the projected financial information used in EBITDA Projections model

•	Renewable Energy Certificate (REC) – (if applicable)

•	Obtain the REC registration certificates issued by National Load Dispatch Centre from the Company and confirm whether the projects considered in EBITDA Projections model are registered

•	Operating and maintenance (“O&M”) expenses

•	Obtain O&M contracts entered into with various parties from the Company and compare O&M expenses mentioned in the contracts to the projected financial information used in EBITDA Projections model

•

For the cases where there are no O&M contracts obtain the O&M expenses data (based on management’s internal information) from the Company and compare O&M expenses mentioned in management’s internal information to the projected financial information used in EBITDA Projections model

•	Insurance charges

•	Obtain the Insurance Policies from the Company and compare the Insurance Premium mentioned in the Policies to the projected financial information used in EBITDA Projections model

•

For the cases where the Insurance Policies are not available, compare Insurance charges mentioned in representations from the management of the Company to projected financial information used in EBITDA Projections model

•	Other expenses

•

Obtain the other expenses (based on management’s internal information) including salaries and establishment expenses from the Company and compare other expenses mentioned in management’s internal information to the projected financial information used in EBITDA Projections model

Deloitte India’s scope of work was limited as follows:

•

Deloitte India did not conduct any due diligence of information provided in the Energy Yield Estimation reports/ Independent Energy yield estimation prepared by Gensol Engineering Limited and TUV Rheinland India Pvt. Ltd.

•	Deloitte India did not check any land records/ land agreements / rent agreements/ property taxes and has relied on Management Representation for all these expenses.

•

Deloitte India did not explicitly evaluate the model logic and/or the associated input assumptions below EBITDA including, but not limited to, those calculations and assumptions related to taxes, interest, depreciation, financing structures and working capital. Deloitte India also did not include any projected cash flow or projected balance sheet.

•	Deloitte India did not review any historical data.

Deloitte India focused on the following four main areas in reviewing the financial model:

Capacity and Commissioning date

Deloitte India obtained the commissioning certificates of all the operational projects and compared the commissioning dates and capacity with the assumptions in the EBITDA projections model and found no differences, except with respect to Azure Power Saturn Private Limited and Azure Power Forty Four Private Limited. Management is in the process of collecting the commissioning certificates for 0.16 MW and 0.45 MW of capacity for Azure Power Saturn Private Limited and Azure Power Forty Four Private Limited. In cases where commissioning certificates were not available, Deloitte India inquired of management about commissioning status and relied on representations from the management of the Company for these projects.

Operating Characteristics/Parameters

Deloitte India obtained the Energy Yield Estimation/Independent Energy yield estimation reports prepared by Gensol Engineering Limited and TUV Rheinland India Pvt. Ltd for all the power projects. These reports indicated the energy generation estimates. Because of the uncertainty involved in solar irradiation, the Energy Yield Estimation/ Independent Energy yield estimation reports provide estimates of generation/ plant load factor (“PLF”) based on different confidence levels called as P90, P75 and P50. The number represents the probability that the actual generation will exceed the estimated generation. So, a P75 represents that there is a 75% probability that actual generation will be higher than the estimated generation. Hence, P90 estimates are lower than P75 estimates which are lower than P50 estimates. The Energy Yield Estimation reports prepared by Gensol Engineering Limited recommend taking P90 estimates for solar generation from the power plants. Deloitte India has considered P90 estimates for all the projects in the Restricted Group II.

Deloitte India noted that the PLF for FY 21 and degradation factor shown in the model for all projects are in line with the energy yield estimates and degradation factor given in Energy Yield Estimation / Independent Energy yield estimation reports prepared by Gensol Engineering Limited and TUV Rheinland India Pvt. Ltd. Management represented that for FY 20, for all projects except for Azure Uranus Private Limited and Azure Power Makemake Private Limited, the PLF is lower due to lower overloading / part year considerations/seasonality considerations. Deloitte India noted that PLF for FY 20 in the model is in line with PLF based on energy yield estimate provided in the Energy Yield Estimation / Independent Energy yield estimation prepared by Gensol Engineering Limited/ TUV Rheinland India Pvt. Ltd and overloading factor in Management Representation for FY 20. For Azure Uranus Private Limitedand Azure Power Makemake Private Limited, PLF for FY 20 is in line with energy yield estimates given in Energy Yield Estimation reports prepared by Gensol Engineering Limited.

Revenue Approach/Assumptions

The Restricted Group II projects considered for the analysis have these possible sources of revenues:

•	Sale of electricity to distribution utilities or direct sale to consumers,

•	Safeguard duty refund and GST refund

•	Viability Gap Funding

Revenue from sale of electricity

The Restricted Group II is selling power from operational projects to the electricity utilities / Ordinance Factory / Railways / DMRC.

The Restricted Group II has long-term PPAs for operational projects. The Restricted Group II has signed long-term PPAs with a tenure of 25 years.

All the PPAs are signed through a competitive bidding process. Deloitte India inspected the PPAs to compare the tariff assumed by the Restricted Group II for operational projects and noted that the tariff was in agreement with the PPAs.

For, Azure Power Forty Four Private Limited, Management represented that they are in the process amending the capacity of PPAs with Northern Central Railway (NCR), Western Railway (WR) and North Western Railway (NWR). The weighted average tariff for Azure Power Forty Four Private Limited has been considered based on proposed amended capacity

Government Grant and Viability Gap Funding (“VGF”)

Deloitte India compared the VGF amount in the model with overall VGF support amount given in the VGF securitization agreement and found that they are in agreement. VGF provides for a 50% payment in year one with the remaining 50% paid over the course of five years, whereas the overall VGF amount is amortized over a period of 25 years and treated as part of revenues. Azure Uranus Private Limited, Azure Power Venus Private Limited and Azure Power Thirty Six Private Limited have signed a VGF securitization agreement with Solar Energy Corporation of India Ltd (“SECI”).

Azure Power Saturn Private Limited, Azure Power Forty Four Private Limited and Azure Power Mercury Private Limited are eligible for Central Financial Assistance/Capital Subsidy/Subsidy as part of the “request for pitch” tendering process for the solar projects. We compared the overall Central Financial Assistance/Capital Subsidy/Subsidy amount mentioned in the RFS/RFP documents and the amount mentioned in the model and noted that they are in agreement. The overall Central Financial Assistance/Capital Subsidy/Subsidy amount has been amortized over the period of 25 years and treated as part of revenues.

Based on the schedule, the following Government Grant / VGF amounts are expected to be received by Restricted Group II projects.

	In the fiscal year of
	2020	2021
	(INR in millions)
Azure Uranus Private Limited	0.07	0.07
Azure Power Venus Private Limited.	15.99	15.99
Azure Power Saturn Private Limited	5.52	5.52
Azure Power Thirty Six Private Limited	14.90	14.90
Azure Power Forty Four Private Limited.	12.75	12.75
Azure Power Mercury Private Limited	3.60	3.60
Total	52.83	52.83

Management indicated that VGF revenue is captured in the books of account on accrual basis (life of the project) and not on cash basis.

Safeguard duty refund and GST refund

Azure Power Thirty Three Private Limited, Azure Power Earth Private Limited and Azure Power Thirty Four Private Limited are eligible for additional compensation due to changes in tax laws under change in law provision in Power Purchase Agreements entered with utilities. Management also indicated that this additional compensation will be realized through increased tariff and petition for the same has been submitted to the respective State Electricity Regulatory Commissions. The final orders on the same are awaited.

Deloitte India compared the amount mentioned for safeguard duty refund and GST refund in the model and the amount in Management Representation and noted that they are in agreement.

Based on the schedule, the following GST refunds are expected to be received by Restricted Group II projects.

	In the fiscal year of
	2020	2021
	(INR in millions)
Azure Power Thirty Three Private Limited	16.00	16.00
Azure Power Earth Private Limited.	4.98	4.98
Azure Power Thirty Four Private Limited.	3.67	6.48
Total	24.65	27.46

Based on the schedule, the following safeguard duty refunds are expected to be received by Restricted Group II projects.

	In the fiscal year of
	2020	2021
	(INR in millions)
Azure Power Thirty Three Private Limited	32.00	32.00
Azure Power Earth Private Limited.	25.28	25.28
Azure Power Thirty Four Private Limited.	18.77	33.10
Total	76.05	90.38

Operating expenses approach / assumptions

The projects in the Restricted Group II except for Azure Power Thirty Three Private Limited, Azure Power Earth Private Limited and Azure Power Thirty Four Private Limited have signed agreements for O&M of the solar power projects with Azure Power India Private Limited. Deloitte India inspected the O&M agreements to compare the assumptions used for O&M expenses and found that they are in agreement.

For Azure Power Thirty Three Private Limited, Azure Power Earth Private Limited and Azure Power Thirty Four Private Limited, Deloitte India noted that the amount mentioned in the model and Management Representation are the same.

Azure Power Thirty Six Private Limited, Azure Power Venus Private Limited and Azure Power Earth Private Limited have entered into an Implementation and Support agreement with Andhra Pradesh Solar Power Corporation Private Limited, Lucknow Solar Power Development Corporation Limited and with Karnataka Solar Power Development Corporation Limited respectively.

In addition, there are GST, insurance, lease expenses and administrative expenses. Deloitte India inquired of Management as to source of these expenses and were informed that it was based on management internal information and their experience in other similar operating projects.

The observations for individual projects are discussed in more detail in the Independent Consultant’s Report.

A summary output table reflecting projections of operating revenues and EBITDA of the Restricted Group II is set out below.

	For the year ended March 31
	2020		2021
	(INR in millions, unless otherwise stated)	(US$ in millions(1), unless otherwise stated)	(INR in millions, unless otherwise stated)	(US$ in millions(1), unless otherwise stated)
Generation
Capacity (MW)	647.5	647.5	647.5	647.5
Saleable energy (Million kwh)	1,171	1,171	1,473	1,473
Revenues
Revenue from sale of power	3,751	54.4	4,612	66.9

	For the year ended March 31
	2020		2021
	(INR in millions, unless otherwise stated)	(US$ in millions(1), unless otherwise stated)	(INR in millions, unless otherwise stated)	(US$ in millions(1), unless otherwise stated)
Safeguard duty on refund	76	1.1	90	1.3
GST refund	25	0.4	27	0.4
Government grant / VGF	53	0.8	53	0.8
Total Revenue	3,905	56.7	4,782	69.4
Expenses
O&M expenses	240	3.5	265	3.8
GST on O&M expenses	21	0.3	22	0.3
Insurance and Other expenses	132	1.9	149	2.2
Total expenses	393	5.7	436	6.3
EBITDA	3,511	50.9	4,346	63.1
EBITDA margin (%)	89.91%	89.91%	90.88%	90.88%

Note:

(1)	Converted at the exchange rate of INR. 68.92 per US$1.00 as set out in the Independent Consultant’s Report.

Rounding

Certain figures contained in this update, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or row of a table contained in this update may not conform exactly to the total figure given for that column or row.

Currency

Unless otherwise indicated, financial information is presented in this update in Indian rupee.

Currency Translations

This update contains translations of Indian rupee amounts to U.S. dollars, at specific rates solely for the convenience of the reader and unless otherwise stated, all translations from Indian rupees to U.S. dollars in this update were made at the exchange rate of INR 68.92 per US$1.00, being the closing exchange rate published by the Federal Reserve Bank of New York as of June 28, 2019. No representation is made that the Indian rupee amounts referred to in this update have been, could have been or could be converted into U.S. dollars at such rates or any other rate.

Currency Presentation

Unless otherwise specified or the context otherwise requires, all references to “rupee(s)”, “INR” or “Indian rupee(s)” are to the lawful currency of the Republic of India and all references to, “US$” or “U.S. dollar(s)” are to the lawful currency of the United States of America.

Forward Looking Statements

This update contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Balance Sheets

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,	As of June 30,
	2019	2019
	(INR)	(INR)	(US$)
	(Audited)	(Unaudited)
			(Note2(d))
Assets
Current assets:
Cash and cash equivalents	10,537,581	11,463,309	166,328
Investments in available for sale securities	7,408	7,380	107
Restricted cash	2,167,827	6,311,936	91,584
Accounts receivable, net	3,307,076	4,140,275	60,074
Prepaid expenses and other current assets	1,380,314	1,578,292	22,900

Total current assets	17,400,206	23,501,192	340,993

Restricted cash	1,280,323	816,787	11,851
Property, plant and equipment, net	83,444,529	86,705,503	1,258,060
Software, net	63,715	64,597	937
Deferred income taxes	2,406,525	2,342,898	33,994
Right-of-use assets	—	3,504,517	50,849
Other assets	4,268,462	4,420,544	64,140

Total assets	108,863,760	121,356,038	1,760,824

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,824,843	7,870,150	114,193
Accounts payable	3,477,382	2,389,826	34,675
Current portion of long-term debt	7,288,995	7,154,226	103,805
Income taxes payable	93,688	139,388	2,022
Interest payable	919,627	561,386	8,145
Deferred revenue	99,065	98,908	1,435
Other liabilities	2,301,669	1,576,499	22,874

Total current liabilities	17,005,269	19,790,383	287,149

Non-current liabilities:
Long-term debt	61,658,403	67,997,893	986,621
Deferred revenue	1,800,155	1,805,728	26,200
Deferred income taxes	2,053,808	2,022,765	29,349
Asset retirement obligations	665,146	667,899	9,691
Lease liabilities	—	3,078,387	44,666
Other liabilities	283,728	63,145	916

Total liabilities	83,466,509	95,426,200	1,384,592

Shareholders’ equity
Equity shares, US$ 0.000625 par value; 41,040,028 and 41,087,003 shares issued and outstanding as of March 31, 2019 and June 30, 2019, respectively.	1,773	1,775	26
Additional paid-in capital	32,186,606	32,203,486	467,259
Accumulated deficit	(6,311,095)	(6,133,935)	(89,001)
Accumulated other comprehensive loss	(747,545)	(402,476)	(5,840)

Total APGL shareholders’ equity	25,129,739	25,668,850	372,444

Non-controlling interest	267,512	260,988	3,788

Total shareholders’ equity	25,397,251	25,929,838	376,232

Total liabilities and shareholders’ equity	108,863,760	121,356,038	1,760,824

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Operations

(INR and US$ amounts in thousands, except share and per share data)

(Unaudited)

	Unaudited three months ended June 30,
	2018	2019
	INR	INR	US$
			(Note 2(d))
Operating revenues:
Sale of power	2,422,539	3,389,313	49,177
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	218,230	296,949	4,309
General and administrative	248,650	543,786	7,890
Depreciation and amortization	553,609	623,448	9,046

Total operating costs and expenses	1,020,489	1,464,183	21,245

Operating income	1,402,050	1,925,130	27,932

Other expenses:
Interest expense, net	1,073,440	1,560,094	22,636
Loss on foreign currency exchange, net	204,226	50,258	729

Total other expenses	1,277,666	1,610,352	23,365

Income before income tax	124,384	314,778	4,567

Income tax expense	(94,581)	(144,142)	(2,091)

Net income	29,803	170,636	2,476

Less: Net income/(loss) attributable to non-controlling interests	21,780	(6,524)	(95)

Net income attributable to APGL equity shareholders	8,023	177,160	2,571

Net income per share attributable to APGL shareholders:
Basic	0.31	4.32	0.06
Diluted	0.30	4.23	0.06
Weighted average number of equity shares
Basic	25,996,932	41,044,990	41,044,990
Diluted	26,910,175	41,884,418	41,884,418

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Comprehensive (Loss)/Income

(INR and US$ amounts in thousands)

(unaudited)

	Three months ended June 30,
	2018	2019
	(INR)	(INR)	(US$)
			(Note 2(d))
Net income	29,803	170,636	2,476
Other comprehensive income/(loss) net of tax
Foreign currency translation	(1,886,485)	147,875	2,146
Effective portion of cash flow hedge (Net of tax for June 30, 2018 and 2019, INR 346,071 and INR 372,401)	1,750,754	197,194	2,861
Unrealized loss on Available-for-Sale securities (Net of tax for June 30, 2018 and 2019, INR 10,622 and INR Nil)	(2,562)	—	—

Total comprehensive income/(loss)	(138,293)	345,069	5,007

Less: Total comprehensive loss attributable to non-controlling interest	—	—	—

Total comprehensive income/(loss) attributable to APGL equity shareholders	(108,490)	515,705	7,483

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Shareholders’ Equity

(INR and US$ amounts in thousands)

(unaudited)

	Equity	Additional	Accumulated	Accumulated	Total APGL	Non-	Total
	shares	paid in	Other	deficit	shareholders’	controlling	shareholders’
		capital	comprehensive		equity	interests	Equity
			Loss
Balance as of March 31, 2018	1,076	19,004,604	(294,672)	(6,593,471)	12,117,537	1,157,912	13,275,449
Transition impact of ASC 606, revenue from contracts with customers (ref, note 2(q))	—	—	—	218,414	218,414	—	218,414
Net income	—	—	—	8,023	8,023	21,780	29,803
Other comprehensive loss, net of tax	—	—	(138,292)	—	(138,292)	—	(138,292)
Share based compensation	—	19,647	—	—	19,647	—	19,647

Balance as of June 30, 2018	1,076	19,024,251	(432,964)	(6,367,034)	12,225,329	1,179,692	13,405,021

	Equity	Additional	Accumulated	Accumulated	Total APGL	Non-	Total
	shares	paid in	Other	deficit	shareholders’	controlling	shareholders’
		capital	Comprehensive		equity	interests	Equity
			Loss
Balance as of March 31, 2019	1,773	32,186,606	(747,545)	(6,311,095)	25,129,739	267,512	25,397,251
Issuance of equity shares	2	30	—	—	32	—	32
Net income	—	—	—	177,160	177,160	(6,524)	170,636
Other comprehensive loss, net of tax	—	—	345,069	—	345,069	—	345,069
Share based compensation	—	16,850	—	—	16,850	—	16,850

Balance as of June 30, 2019	1,775	32,203,486	(402,476)	(6,133,935)	25,668,850	260,988	25,929,838

Balance as of June 30, 2019 (US$) (Note 2(d))	26	467,259	(5,840)	(89,001)	372,444	3,788	376,232

See accompanying notes.

AZURE POWER GLOBAL LIMITED

Condensed Consolidated Statements of Cash Flows

(INR and US$ amounts in thousands)

(unaudited)

	Three months ended June 30,
	2018	2019	2019
	(INR)	(INR)	US$
			Note 2(d)
Cash flow from operating activities
Net income	29,803	170,636	2,476
Adjustments to reconcile net profit to net cash used in operating activities:
Income taxes including deferred taxes	13,257	(27,430)	(398)
Depreciation and amortization	553,609	623,448	9,046
Amortization of hedging cost	247,952	258,481	3,750
Loss on disposal of property plant and equipment	2,728	—	—
Share based compensation	19,647	16,851	244
Amortization of debt financing costs	40,848	75,534	1,096
Realized gain on investments	(34,935)	(481)	(7)
Deferred rent	14,746	36,921	536
Allowance for doubtful accounts	—	35,256	512
Foreign exchange loss, net	204,226	50,258	729
Changes in operating assets and liabilities
Accounts receivable	(642,459)	(868,455)	(12,601)
Prepaid expenses and other current assets	(19,902)	(197,979)	(2,873)
Other assets	(366,078)	209,080	3,034
Operating lease right-of-use assets	—	(3,504,516)	(50,849)
Operating lease liabilities	—	3,078,387	44,666
Accounts payable	(21,494)	69,778	1,012
Interest payable	(721,385)	(358,241)	(5,197)
Deferred revenue	95,308	5,414	78
Other liabilities	(165,518)	(139,650)	(2,026)

Net cash flows used in operating activities	(749,647)	(466,708)	(6,772)

Cash flow used in investing activities
Purchase of property plant and equipment	(2,483,475)	(5,657,752)	(82,092)
Purchase of software	(6,862)	(9,310)	(135)
Purchase of available for sale securities	(3,506,063)	(600,001)	(8,706)
Sale of available for sale securities	1,800,446	600,482	8,713

Net cash flows used in investing activities	(4,195,954)	(5,666,581)	(82,220)

Cash from financing activities
Proceeds from term and other loan	4,392,348	10,988,921	159,445
Repayments of term and other loan	(140,610)	(246,904)	(3,582)
Proceeds from issuance of equity shares	—	32	—

Net cash flows from financing activities	4,251,738	10,742,049	155,863

Effect of exchange rate changes on cash, cash equivalents and restricted cash	45,187	(2,459)	(35)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(648,676)	4,606,301	66,836
Cash, cash equivalents and restricted cash at the beginning of the year	11,083,021	13,985,731	202,927

Cash, cash equivalents and restricted cash at the end of the period	10,434,345	18,592,032	269,763

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

1. Organization

Azure Power Global Limited (“APGL” or “Azure”) organized under the laws of Mauritius was incorporated on January 30, 2015. APGL’s subsidiaries are organized under the laws of India (except for one U.S. subsidiary and two subsidiaries in Mauritius) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (Power Purchase Agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers. APGL and its subsidiaries are hereinafter referred to as the “Company”.

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented in Indian rupees (“INR”), unless otherwise stated. The condensed consolidated financial statements include the accounts of APGL and companies which are directly or indirectly controlled by APGL. All intercompany accounts and transactions have been eliminated upon consolidation. Certain balances relating to prior years have been reclassified to conform to the current year presentation.

Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s historical consolidated financial statements and accompanying notes included in the Company’s latest Annual Report on Form 20-F. In the opinion of management, all adjustments, consisting of a normal recurring nature, considered for a fair presentation have been included in the condensed consolidated financial statements.

These condensed consolidated financial statements reflect a change to the previously released results for first quarter ended 30 June 2019 that were included in the Company’s Form 6-K furnished on August 12, 2019 to reduce the compensation expense included in general and administrative expense and the accrual for compensation expense included in other liabilities by INR 100,872 (US$ 1,463) which is considered as not material to the financial statements.

(b) Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and comprehensive loss/(income) that are reported and disclosed in the condensed consolidated financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to impairment of and useful lives of property, plant and equipment, determination of asset retirement obligations, valuation of derivative instruments, hedge accounting, valuation of share-based compensation, income taxes including related valuation allowances, energy kilowatts expected to be generated over the entire term of certain PPAs, the discount rate for operating leases and other contingencies and commitments. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates, and such differences may be material to the condensed consolidated financial statements.

(c) Foreign currency translation and transactions

The functional currency of APGL is the United States Dollar (“US$”) and reporting currency is Indian rupees (“INR”). The Company’s subsidiaries with operations in India use INR as the functional currency and the subsidiaries in the United States and Mauritius use US$ as functional currencies. The financial statements of APGL and its subsidiaries, other than subsidiaries with a functional currency of INR, are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss/ (gain) during the year in which they occur.

Revenue, expense and cash flow items are translated using the average exchange rates for the respective period. The resulting gains and losses from such translation are excluded from the determination of earnings and are recognized instead in accumulated other comprehensive loss, which is a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses, arising from exchange rate fluctuations on balances denominated in currencies other than the functional currency of an entity, such as those resulting from the Company’s borrowings in other than functional currency are included in ‘(Gain)/loss on foreign currency exchange, net’ in the condensed consolidated statements of operations.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

(d) Convenience translation

Translation of balances in the condensed consolidated balance sheets and the condensed consolidated statements of operations, comprehensive loss/(income), shareholders’ equity/(deficit) and cash flows from INR into US$, as of and for the three months ended June 30, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = INR 68.92, the noon buying rate in New York City for cable transfers in non U.S. currencies, as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2019. No representation is made that the INR amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2019, or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, term deposits and all other highly liquid investments purchased with an original maturity of three months or less at the date of acquisition and that are readily convertible to cash. The Company has classified term deposits totalling INR 7,995,798 and INR 5,216,968 (US$ 75,696) at March 31, 2019 and June 30, 2019, respectively, as cash and cash equivalents, because the Company has the ability to redeem these deposits at any time subject to an immaterial interest rate forfeiture. All term deposits are readily convertible into known amount of cash with no more than one day notice.

(f) Restricted cash

Restricted cash consists of cash balances restricted as to withdrawal or usage and relates to cash used to collateralize bank letters of credit supporting the purchase of equipment for solar power plants, bank guarantees issued in relation to the construction of the solar power plants within the timelines stipulated in PPAs and for certain debt service reserves required under the Company’s loan agreements. Restricted cash is classified into current and non-current portions based on the term of the deposit and the expiration date of the underlying restriction.

The Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash effective April 1, 2018 with retrospective transition, which requires a statement of cash flows to present the change in restricted cash during the period as part of cash and cash equivalents and restate each prior reporting period presented. As a result, the Company no longer presents transfers between cash and restricted cash in the statement of cash flows. Cash used in investing activities prior to adoption of the ASU was INR 4,186,667 and INR 9,347,106 (US$ 135,623), for the three months ended June 30, 2018 and 2019, respectively.

The following table presents the components of cash, cash equivalents and restricted cash included in the condensed consolidated balance sheet that sums to the total of the same such amounts in the condensed consolidated statements of Cash Flows:

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Current Assets
Cash and cash equivalent	10,537,581	11,463,309	166,328
Restricted cash	2,167,827	6,311,936	91,584
Non-Current Assets
Restricted cash	1,280,323	816,787	11,851

Cash and cash equivalents and restricted cash	13,985,731	18,592,032	269,763

(g) Investments

The Company determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. The investment securities held by the Company during the periods presented in the accompanying condensed consolidated financial statements are classified as available-for-sale (short-term investments), consisting of liquid mutual funds units and held-to-maturity investments (long-term investments), consisting of Notes of Bank of Mauritius.

The Company accounts for its investments in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, Accounting for Certain Investments in Debt and Equity Securities . These investments are considered as available-for-sale and held-to-maturity. Investments classified as available for sale are recorded at fair value, with the unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive income or loss in the condensed consolidated statement of shareholders’ equity. Realized gains and proceeds from the sale of available-for-sale securities during the three months ended June 30, 2018 were INR 34,935 and INR 1,800,446 and during the three months ended June 30, 2019 were INR 481 (US$ 7) and INR 600,482 (US$ 8,713), respectively.

Securities that the Company has positive intent and ability to hold until maturity are classified as held-to-maturity securities and stated at amortized cost. As of March 31, 2019, and June 30, 2019, amortized cost of held-to-maturity investments was INR 7,408 and INR 7,380 (US$ 107), respectively. The maturity date of the investment is February 3, 2020.

Realized gains and losses and a decline in value judged to be other than temporary on these investments are included in the consolidated statements of operations. The cost of securities sold or disposed is determined on First In First Out (“FIFO”) method.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

(h) Accounts receivable, net

The Company’s accounts receivables are generated by selling energy to customers and are reported net of any allowance for uncollectible accounts. The allowance for doubtful accounts is based on various factors, including the length of time receivables are past due, significant one-time events, the financial health of customers and historical experience. The allowance for doubtful accounts at March 31, 2019 and June 30, 2019 was INR 40,208 and INR 75,464 (US$ 1,095), respectively. Accounts receivable serve as collateral for borrowings under the Company’s working capital facility.

(i) Property, plant and equipment

Property, plant and equipment represents the costs of completed and operational solar power plants, as well as the cost of furniture and fixtures, vehicles, office and computer equipment, leasehold improvements, freehold land and construction in progress. Construction in progress represents the accumulated cost of solar power plants that have not been placed into service at the date of the balance sheet. Construction in progress includes the cost of solar modules for which the Company has taken legal title, civil engineering, electrical and other related costs incurred during the construction of a solar power plant. Construction in progress is reclassified to property, plant and equipment when the project begins its commercial operations.

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Plant and machinery (solar power plants)	25-35 years
Furniture and fixtures	5 years
Vehicles	5 years
Office equipment	5 years
Computers	3 years

Leasehold improvements to office facilities are depreciated over the shorter of the lease period or the estimated useful life of the improvement. Lease hold improvements on the solar power plant sites are depreciated over the shorter of the lease term or the remaining period of the PPAs undertaken with the respective customer. Freehold land is not depreciated. Construction in progress is not depreciated until it is ready to be put to use.

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in estimate was based on the Company’s technical evaluations and tests, through which the Company estimated that its solar modules will continue to generate power for at least 35 years at high efficiency levels.

Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Maintenance and repairs that do not improve efficiency or extend the estimated economic life of an asset are expensed as incurred. Additional capacity, if any, added to property plant and equipment is depreciated over the remaining estimated useful live.

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar power plants is capitalized until the plant is ready for its intended use.

The amount of interest capitalized during three months ended June 30, 2018 and 2019 was INR 69,862 and INR 104,932 (US$ 1,523), respectively.

(j) Accounting for impairment of long-lived assets

The Company periodically evaluates whether events have occurred that would require revision of the remaining useful life of property, plant and equipment and improvements, or render their carrying value not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the three months ended June 30, 2018 and 2019.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

(k) Leases and land use rights

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. Leases are classified as either operating or financing, with such classification affecting the pattern of expense recognition in the income statement. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) – Targeted Improvements, which provided an optional transition method to apply the new lease requirements through a cumulative-effect adjustment in the period of adoption.

The Company adopted the new accounting standard, in the quarter ended June 30, 2019 using the modified retrospective approach and elected certain practical expedients permitted under the transition guidance. The Company elected the transition practical expedients referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Company has elected the short-term lease exception as per the new accounting standard. The expense for leases classified as operating leases is recorded as rent expense on a straight-line basis, over the lease term, beginning with the date the Company has access to the property. The company has also elected hindsight practical expedient for operating leases under the new accounting standard.

The majority of the Company’s leases relate to leasehold land on which the solar power plants are constructed on and leases related to office facilities. The leasehold land related to solar power plants has a lease term ranging between 25 to 35 year which is further extendable on mutual agreement by both lessor and lessee. These leases have rent escalation ranging between 5% to 10% every year, during the tenure of the lease. All existing leases on the date of adoption of ASU 2016-02 – Leases (Topic 842), were classified as operating leases as they were concluded at their inception under previous guidance of ASC Topic 840, as permitted by the practical expedient package elected. The weighted average discount rate for operating leases is 10% and weighted average remaining lease term for operating leases is 32 years.

The adoption did not have a material impact to Company’s statement of operations and cash flow. However, the adoption resulted in increasing the assets, by recognizing the Right of Use asset, on our condensed consolidated balance sheet by INR 3,504,517 (US$ 50,849) as well as Lease Liabilities by INR 3,078,387 (US$ 44,666) and derecognition of historical prepaid rent and land use right balances. During the three months ended June 30, 2019, the Company recorded lease expense of INR 105,282 (US$ 1,528).

The Company did not have any capital leases during any of the periods presented in the accompanying condensed consolidated financial statements.

(l) Asset retirement obligations (ARO)

Upon the expiration of the land lease arrangement for solar power plants located on leasehold land, the Company is required to remove the solar power plant and restore the land. The Company records the fair value of the liability for the legal obligation to retire the asset in the period in which the obligation is incurred, which is generally when the asset is constructed. When a new liability is recognized, the Company capitalizes it by increasing the carrying amount of the related long-lived asset, which results in an ARO asset being depreciated over the remaining useful life of the solar power plant. The liability is accreted and expensed to its present expected future value each period based on a credit adjusted risk free interest rate. Upon settlement of the obligation, the Company eliminates the liability and, based on the actual cost to retire, may incur a gain or loss.

The Company’s asset retirement obligations were INR 665,146 and INR 667,899 (US$ 9,691) as of March 31, 2019 and June 30, 2019, respectively. The accretion expense incurred during the three months ended June 30, 2018 and 2019 was INR 5,400 and INR 9,462 (US$ 137), respectively.

There was no settlement of prior liabilities or revisions to the Company’s estimated cash flows as of June 30, 2019.

(m) Software

The Company capitalizes certain internal software development cost under the provision of ASC Topic 350-40 Internal-Use Software. As of June 30, 2019, the amount capitalized as software includes the cost of software licenses, as well as related implementation costs, which primarily relate to third party consulting fees. Such license and implementation costs are capitalized and amortized over their estimated useful lives of three years using the straight-line method. On an ongoing basis, the Company assesses the recoverability of its capitalized software intangible assets. Capitalized software costs determined to be unrecoverable are expensed in the period in which the determination is made. As of June 30, 2019, all capitalized software were considered fully recoverable.

(n) Debt financing costs

Financing costs incurred in connection with obtaining construction and term financing loans are deferred and amortized over the term of the respective loan using the effective interest rate method. Amortization of debt financing costs is capitalized during construction and recorded as interest expense in the consolidated statements of operations, following commencement of commercial operations of the respective solar power plants.

Amortization of debt financing costs for the three months ended June 30, 2018 and 2019 was INR 40,848 and INR 75,534 (US$ 1,096), respectively.

The carrying value of debt financing costs as on March 31, 2019 and June 30, 2019 was INR 850,715 and INR 826,744 (US$ 11,996). See Note 9.

Further the Company has paid INR 613,670 (US$ 8,904), for the commitments not yet drawn. See note 9.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

(o) Income taxes

Income taxes are recorded under the asset and liability method, as prescribed under ASC Topic 740 Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company establishes valuation allowances against its deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The computation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company applies a two-step approach to recognize and measure uncertainty in income taxes in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement through June 30, 2019, the Company does not have any unrecognized tax benefits nor has it recognized any interest or penalties.

(p) Employee benefits

Defined contribution plan

Eligible employees of the Company in India receive benefits from the Provident Fund, administered by the Government of India, which is a defined contribution plan. Both the employees and the Company make monthly contributions to the Provident Fund equal to a specified percentage of the eligible employees’ salary.

The Company has no further funding obligation under the Provident Fund, beyond the contributions elected or required to be made thereunder. Contributions to the Provident Fund by the Company are charged to expense in the period in which services are rendered by the covered employees and amounted to INR 8,287 and INR 10,215 (US$ 148) for the three months ended June 30, 2018 and 2019, respectively.

Defined benefit plan

Employees in India are entitled to benefits under the Gratuity Act, a defined benefit post-employment plan covering eligible employees of the Company. This plan provides for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employee’s salary and tenure of employment. As of June 30, 2019, this plan is unfunded.

Current service costs for defined benefit plans are accrued in the period to which they relate. In accordance with ASC Topic 715, Compensation Retirement Benefit, the liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method and amounted to INR 32,634 and INR 41,684 (US$ 605) as of March 31, 2019 and June 30, 2019, respectively. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Interest costs for the three months ended June 30, 2018 and 2019 were not significant.

Compensated absences

The Company recognizes its liabilities for compensated absences in accordance with ASC Topic 710, Compensation-General. The Company accrues the liability for its employee rights to compensated absence in the year in which it is earned.

(q) Revenue recognition

Sale of power consists of solar energy sold to customers under long term Power Purchase Agreements (PPAs), which generally have a term of 25 years. Our customers are generally power distribution companies and, to a lesser extent, commercial and industrial enterprises.

The Company recognizes revenue on PPAs when the solar power plant generates power and is supplied to the customer in accordance with the respective PPA. The company recognize revenue each period based on the volume of solar energy supplied to the customer at the price stated in the PPA once the solar energy kilowatts are supplied and collectability is reasonably assured. The solar energy kilowatts supplied by the Company are validated by the customer prior to billing and recognition of revenue.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

Where PPAs include scheduled price changes, revenue is recognized by applying the average rate to the energy output estimated over the term of the PPA. The Company estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Company then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Company compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. Through March 31, 2019, the adjustments have not been significant. The difference between actual billing and revenue recognized is recorded as deferred revenue.

The Company also records the proceeds received from Viability Gap Funding (‘VGF’) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

The Company adopted “ASC Topic 606” Revenue from Contracts with Customers, being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company adopted the guidance effective April 1, 2018 using the modified retrospective approach, which was applied to those contracts which were not completed as of April 1, 2018. Under Topic 606, total consideration for PPA’s with scheduled price changes (price escalation in one of the solar power plant with 50 MWs of operating capacity and price decrease in one of the solar power plant with 10 MW of operating capacity) and for significant financing components, is estimated and recognized over the term of the agreement. Price escalations create an unbilled receivable and the price decreases create deferred revenue. The time value of the significant financing component is recorded as interest expense. The Company uses the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception and recognizes the revenue amount on a straight-line basis over the term of the PPAs, and interest expense using the effective interest rate method. The Company also recognizes incremental costs incurred to obtain a contract in Other Assets in the consolidated balance sheet. These amounts are amortized on a straight-line basis over the term of the PPAs, and are included as a reduction to revenue in the consolidated statements of operations.

Contract balances

The following table provides information about receivables, unbilled receivables, contract acquisition cost and deferred revenue from customers as at March 31, 2019 and June 30, 2019, respectively.

	As at March 31,	June 30,
	2019	2019	2019
	INR	INR	US$
Current assets
Accounts receivable, net	3,307,076	4,140,275	60,074
Non-current assets
Unbilled receivable	123,550	127,884	1,856
Contract acquisition cost	152,484	151,015	2,191
Current liabilities
Deferred revenue	99,065	98,908	1,435
Non-current liabilities
Deferred revenue	1,800,155	1,805,728	26,200

Deferred revenue	INR	US$
Balance as of March 31, 2019	1,899,220	27,556
Deferred revenue recognized	36,436	529
Amount recognized into revenue	(31,020)	(450)

Closing as of June 30, 2019	1,904,636	27,635

Accounts receivable – from sale of power consist of accrued revenues due under the PPA, based on the sale of power transferred to the customer, generally requiring payment within 30 to 60 days of sale. As per terms of PPA, payment is unconditional once performance obligations have been satisfied and does not contains any future, unsatisfied performance obligation to be included in this disclosure.

(r) Cost of operations (exclusive of depreciation and amortization)

The Company’s cost of operations consists of expenses pertaining to operations and maintenance of its solar power plants. These expenses include payroll and related costs for maintenance staff, plant maintenance, insurance, and if applicable, lease costs.

Depreciation expense is not included in cost of operations but is included within “Depreciation and amortization expense”, shown separately in the consolidated statements of operations.

(s) General and administrative expenses

General and administrative expenses include payroll and related costs for corporate, finance and other support staff, including bonus and share based compensation expense, professional fees and other corporate expenses.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

(t) Share based compensation

The Company follows guidance under ASC Topic 718, Compensation — Stock Compensation, which requires compensation costs related to share-based transactions, including employee share options, to be recognized in the financial statements based on their fair value. The Company recognizes compensation expense for equity share options net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is included in general and administrative expenses and recognized in the consolidated statements of operations based on awards ultimately expected to vest.

The Company has elected to use the Black-Scholes-Merton valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a fixed exercise price and fixed service-based vesting.

The Company has elected to use the Lattice valuation model to determine the fair value of share-based awards on the date of grant for employee share options with a market condition.

Effective November 2018, the Company revised the exercise price of 692,507 options to US$ 11.90 per option. The impact to share-based compensation expense on account of the revision in the exercise price is not material. The share-based compensation expense related to share options is recorded as a component of general and administrative expenses in the Company’s condensed consolidated statements of operations and totaled INR 19,647 and INR 16,851 (US$ 244) for the three months ended June 30, 2018 and 2019, respectively.

(u) Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred with respect to these items are expensed as incurred.

(v) Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

(w) Derivatives and Hedging

In the normal course of business, the Company uses derivative instruments for the purpose of mitigating the exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with changes in foreign currency exchange rates, and not for speculative trading purposes. These derivative contracts are purchased within the Company’s policy and are with counterparties that are highly rated financial institutions.

Contracts designated as Cash Flow Hedge

Cash flow hedge accounting is followed for derivative instruments to mitigate the exchange rate risk on foreign currency denominated debt instruments. Changes in fair value of derivative contracts designated as cash flow hedges are recorded in other comprehensive income/(loss), net of tax, until the hedge transactions occurs. The Company evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis or as required. The effective portion of cash flow hedge is recorded in Other Comprehensive Income and the ineffective portion is charged as expense through profit and loss. The cost of hedge is recorded as an expense over the period of the contract on a straight-line basis.

Undesignated contracts

Changes in fair value of undesignated derivative contracts are reported directly in earnings along with the corresponding transaction gains and losses on the items being economically hedged. The Company enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Company’s U.S. dollar denominated borrowings. The Company has not designated the derivative contracts as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in Loss (gain) on foreign currency exchange, net in the condensed consolidated statements of operations. These derivatives are not held for speculative or trading purposes.

(x) Segment information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer is the chief operating decision maker. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has a single operating and reporting segment: Sale of power. The Company’s principal operations, revenue and decision-making functions are located in India.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

(y) Non-controlling interest

The non-controlling interest recorded in the consolidated financial statements relates to (i) a 0.83% ownership interest in a subsidiary, a 10MW Gujarat power plant, not held by the Company, (ii) a 49.00% ownership interest in a subsidiary, a 50MW Uttar Pradesh power plant, not held by the Company and (iii) a 0.01% ownership interest in Azure Power India Private Limited (“AZI”) not held by the Company.

As of June 30, 2019, the Company recorded a non-controlling interest amounting to INR 260,988 (US$ 3,788) including INR 6,524 (US$ 95) of net loss for the three-month ended June 30, 2019. As of March 31, 2019, the Company recorded a non-controlling interest amounting to INR 267,512 including INR 60,094 of net profit for the year ended March 31, 2019.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

3. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Bank demand deposits	2,541,783	6,246,341	90,632
Term deposits	7,995,798	5,216,968	75,696

Total	10,537,581	11,463,309	166,328

4. Restricted cash

Restricted cash consists of the following:

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Bank demand deposits	2,167,827	6,311,936	91,584
Term deposits-Restricted Cash	1,280,323	816,787	11,851
	3,448,150	7,128,723	103,435
Restricted cash — current	2,167,827	6,311,936	91,584

Restricted cash — non-current balance	1,280,323	816,787	11,851

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Interest receivable on term deposits	242,845	336,075	4,876
Balance with statutory authorities	745,524	756,875	10,982
Prepaid assets (Note 2(k))	221,900	304,875	4,424
Advance to suppliers	109,877	123,676	1,794
Other	60,168	56,791	824

Total	1,380,314	1,578,292	22,900

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

6. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

		March 31,	As of June 30,
	Estimated Useful Life (in years)	2019 (INR)	2019 (INR)	2019 (US$)
Plant and machinery (solar power plants)	25-35	70,027,952	77,332,522	1,122,062
Leasehold improvements — solar power plant	25	4,392,401	4,722,283	68,518
Furniture and fixtures	5	10,721	10,822	157
Vehicles	5	69,982	80,813	1,173
Office equipment	5	20,145	21,359	310
Computers	3	66,628	73,149	1,061
Leasehold improvements — office	1-3	117,079	117,079	1,699

		74,704,908	82,358,027	1,194,980
Less: Accumulated depreciation		6,460,467	7,075,487	102,662

		68,244,441	75,282,540	1,092,318

Freehold land		2,482,519	2,591,378	37,600
Construction in progress		12,717,569	8,831,585	128,142

Total		83,444,529	86,705,503	1,258,060

Depreciation expense on property, plant and equipment was INR 548,905 and INR 615,020 (US$ 8,924) for the three months ended June 30, 2018, and 2019, respectively.

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in estimate was based on the Company’s technical evaluations and tests, through which the Company estimated that its solar modules will continue to generate power for at least 35 years at high efficiency levels. For a detailed discussion, please refer to Note 2(i), to our consolidated financial statements in our Form 20-F for the year ended March 31, 2019.

The Company has received government grants for the construction of rooftop projects amounting to, INR 29,891 and INR Nil (US$ Nil) for the year ended March 31, 2019 and three months ended June 30, 2019, respectively. The proceeds from these grants have been recorded as a reduction to the carrying value of the related rooftop projects.

7. Software, net

			As of June 30,
	Estimated Useful Life (in years)	March 31, 2019 (INR)	2019 (INR)	2019 (US$)
Software licenses and related implementation costs	3 years	122,178	131,488	1,908
Less: Accumulated amortization		58,463	66,891	971

		63,715	64,597	937

Aggregate amortization expense for software was INR 4,704 and INR 8,428 (US$ 122) for the three months ended June 30, 2018 and 2019, respectively.

Estimated amortization expense for the nine months ending March 31, 2020, and year ending March 31, 2021, 2022 and 2023 is INR 25,544, INR 25,483, INR 13,023 and INR 363, respectively.

8. Other assets

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Other assets consist of the following:
Prepaid income taxes	307,005	314,640	4,565
Derivative instruments (Note 19)	2,220,434	2,809,890	40,770
Security deposit to others	402,463	366,332	5,315
Land use rights (Note 2(k))	329,730	—	—
Contract acquisition cost	152,484	151,015	2,191
Unbilled receivables	123,550	127,884	1,856
Prepaid debt financing cost	593,897	613,670	8,904
Other	138,899	37,113	539

Total	4,268,462	4,420,544	64,140

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

9. Long term debt

Long term debt consists of the following:

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Secured term loans, net of financing costs:
Foreign currency loans	45,124,494	46,575,982	675,799
Indian rupee loans	23,813,316	28,566,889	414,493

	68,937,810	75,142,871	1,090,292

Other Secured bank loan:
Vehicle loan	9,588	9,248	134

Total Debt	68,947,398	75,152,119	1,090,426

Less current portion	7,288,995	7,154,226	103,805

Long-term debt	61,658,403	67,997,893	986,621

Term loans

5.5% Senior Notes

During the year ended March 31, 2018, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 5.5% US$ denominated Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260,069 net of discount of INR 8,601 at 0.03% and issuance expense of INR 585,832. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes are payable on a semi-annual basis and the principal amount is payable in November 2022. As of June 30, 2019, the net carrying value of the Green Bonds was INR 34,027,428 (US$ 493,724). The Company has guaranteed the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares.

Non-Convertible Debentures

During the year ended March 31, 2018, the Company issued Non-Convertible Debentures in one of our subsidiaries and borrowed INR 1,864,584, net of issuance expense of INR 35,416. The debentures carry an interest rate of 12.30% per annum. The debentures are repayable in 11 equalized semi-annual instalments beginning September 2022 until September 2027 and interest payments are payable semi-annually commenced March 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. As of June 30, 2019, the net carrying value of the non-convertible debentures was INR 1,865,008 (US$ 27,060).

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in one of our subsidiaries and borrowed INR 1,477,930 (US$ 21,444), net of issuance expense of INR 22,070 (US$ 320). The debentures carry an interest rate of 10.50% per annum. The debentures are repayable on the expiry of a period of 15 months from the date of allotment and interest payments are payable every three months commenced December 2018. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The Non-Convertible debentures are collateralized with the shares of two of its subsidiaries in terms of the debentures deed. As of June 30, 2019, the net carrying value of the non-convertible debentures was INR 1,494,235 (US$ 21,681).

During the year ended March 31, 2019, the Company issued Non-Convertible Debentures in two of our subsidiaries and borrowed INR 547,996 (US$ 7,951), net of issuance expense of INR 14,044 (US$ 204). The debentures carry an interest rate of 10.32% per annum. The debentures are repayable on October 2024 and interest payments are payable every three months commencing from April 2019. The issuance expenses are amortized over the term of the contract using the effective interest rate method. The borrowing is collateralized by first ranking pari-paasu mortgage charge on all immovable and movable properties of the borrower. As of June 30, 2019, the net carrying value of the non-convertible debentures was INR 548,803 (US$ 7,963).

Project level secured term loans

Foreign currency loans

The net carrying value of the loan as of June 30, 2019 is INR 666,761 (US$ 9,674) which was borrowed for the financing of a 5 MW solar power project, which carries a fixed interest rate of 4.40%. The loan is repayable in 66 quarterly instalments commenced July 15, 2012. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 550,407 (US$ 7,986) as of June 30, 2019.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

The net carrying value of the loan as of June 30, 2019 is INR 3,030,310 (US$ 43,969), which was borrowed for the financing of a 35 MW solar power project, which carries a fixed interest rate of 4.07%. The loan is repayable in 36 semi-annual instalments which commenced on August 20, 2013. The borrowing is collateralized by underlying solar power project assets with a net carrying value of INR 2,607,756 (US$ 37,837) as of June 30, 2019.

During the year ended March 31, 2018, the company entered into an unsecured credit facility commitment for financing future rooftop solar power projects, which carries a fixed interest rate of 4.42%. The net carrying value of the loan as of June 30, 2019 is INR 45,776 (US$ 664). The interest rate for the facility is fixed at Overseas Private Investment Corporation (OPIC)’s Cost of fund plus 2.25% per annum at the time of first disbursement. The loan is repayable in 54 quarterly instalments which commenced from October 15, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 57,128 (US$ 829) as of June 30, 2019.

During the year ended March 31, 2019, the Company borrowed INR 4,674,908 as a project level bridge loan facility for the financing of a 260 MW solar power project. The facility carries a variable interest rate of LIBOR + 1.5% determined on semi-annual basis. The loan is repayable upon refinancing through a long-term debt. The borrowing is collateralized by pledge of 100% of the equity shares of the subsidiary and first charge on underlying solar power project of the subsidiary. Further, the Company has provided a guarantee for the facility. The net carrying value of the loan as of June 30, 2019 is INR 4,812,200 (US$ 69,823).

During the year ended March 31, 2019, the Company borrowed INR 367,991 and INR 183,996, as project level financing for some of our rooftop projects. These facilities carry an interest rate of LIBOR + 2.75% and interest payments are payable every three months which commenced from April 2019. The loan is repayable on October 15, 2024. The borrowing is collateralized by first ranking pari-paasu mortgage charge on all immovable and movable properties of the borrower. The net carrying value of the loan as of June 30, 2019 is INR 526,596 (US$ 7,641).

The Company is required to maintain principal and interest, both as defined in the respective agreements, as a reserve with banks specified by the respective lenders. Such amounts, totalling INR 304,299 and INR 410,384 (US$ 5,954) at March 31, 2019 and June 30, 2019, are classified as non-current restricted cash on the condensed consolidated balance sheets.

Foreign currency loans are subject to certain financial and non-financial covenants. Financial covenants include cash flow to debt service, indebtedness to net worth ratio, debt equity ratio and maintenance of debt service balances. As of June 30, 2019, the Company is in compliance with all such covenants.

Indian rupee loans

The net carrying value of the loan as of June 30, 2019 is INR 89,935 (US$ 1,305), borrowed for the financing of a 2.5 MW solar power project. The interest rate as of June 30, 2019 was 12.15% per annum. The loan is repayable in 29 semi-annual instalments which commenced on January 15, 2014. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 127,315 (US$ 1,847) as of June 30, 2019.

The net carrying value of the loan as of June 30, 2019 is INR 1,321,485 (US$ 19,174), borrowed for financing of a 30 MW solar power project from a consortium of bank led by Yes Bank, which carries a floating rate of interest at the rate 11.75% per annum. The loan is repayable in 58 quarterly instalments which commenced December 2015. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,573,055 (US$ 22,824) as of June 30, 2019.

The net carrying value of the loan as of June 30, 2019 is INR 1,393,368 (US$ 20,217), borrowed for financing of a 28 MW solar power project, which has been refinanced from Larsen and Toubro (L&T) Finance and United Bank of India and unamortized carrying value of ancillary cost of borrowing was expensed. The floating interest rate at 10.60% per annum and for United Bank of India, the rate is 11.00% per annum, the interest is fixed for first 5 years.. The loan is repayable in 72 quarterly instalments commenced October 1, 2016. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,331,727 (US$ 19,323) as of June 30, 2019.

During the year ended March 31, 2018, the Company borrowed INR 413,300 for financing of a 14 MW solar power project from IndusInd Bank. The floating interest rate is 11.15% per annum.. The loan is repayable in 55 quarterly instalments commenced June 30, 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 500,573 (US$ 7,263) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 383,227 (US$ 5,560).

During the year ended March 31, 2018, the Company borrowed INR 1,614,100 for financing of a 40 MW solar power project from Indian Renewable Energy Development Agency (IREDA). The floating interest rate 11.15% per annum.. The loan is repayable in 60 quarterly instalments commencing September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 1,790,603 (US$ 25,981) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 1,457,363 (US$ 21,146).

During the year ended March 31, 2018, the Company borrowed INR 375,000 for financing of a 7 MW solar power project from PTC India Financial Services (PFS). The floating interest rate of 12.40% per annum. The loan is repayable in 63 quarterly instalments commenced December, 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 381,909 (US$ 5,541) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 333,981 (US$ 4,846).

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

During the year ended March 31, 2018, the Company borrowed INR 2,300,000 for financing of a 50 MW solar power project, from PTC India Financial Services. The floating interest rate at 13.40% per annum. The loan is repayable in 63 quarterly instalments commenced September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,500,174 (US$ 36,276) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 2,138,634 (US$ 31,031).

During the year ended March 31, 2018, the Company borrowed INR 2,287,200 for financing of a 50 MW solar power project, from PTC India Financial Services. The floating interest rate at 13.65% per annum. During March 2019, loan amount of INR 1,500,000 was refinanced from Tata Cleantech Capital Limited (TCCL). The floating interest rate with TCCL is 11.75%. The loan is repayable in 63 quarterly instalments commenced September 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 2,018,723 (US$ 29,291) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 2,076,351 (US$ 30,127).

The net carrying value of the loan as of June 30, 2019 is INR 453,072 (US$ 6,574), borrowed for financing of a 10 MW solar power project, from Rural Electrification Corporation Limited (REC). The rate of interest is 10.35% per annum, reset after 10 years. The floating interest rate is at REC lending rate. The loan is repayable in 60 quarterly instalments commencing June 2017. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 550,785 (US$ 7,992) as of June 30, 2019.

During the year ended March 31, 2018, the Company borrowed INR 3,800,000 for financing 100 MW solar power project and was refinanced with a new loan during September 2017 from Indian Renewable Energy Development Agency (IREDA). The floating interest rate at 10.35% per annum. The loan is repayable in 73 quarterly instalments commenced June 2018. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of INR 5,036,044 (US$ 73,071) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 5,466,250 (US$ 79,313).

During the year ended March 31, 2019, the Company borrowed INR 1,070,000 for financing 200 MW solar power project from Yes Bank. The floating interest rate at 10.25% per annum. The loan is repayable in 74 quarterly instalments commencing March 2020. The borrowing is collateralized by the underlying under construction solar power project assets with a net carrying value of INR 8,654,226 (US$ 125,569) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 1,048,175 (US$ 15,209).

During the year ended March 31, 2019, the Company borrowed INR 3,530,000 and subsequently INR 160,000 during the three months ended June 30, 2019, for financing 100 MW solar power project, from L&T Finance. The loan is repayable within two years from the date of drawdown. The borrowing is collateralized by the underlying solar power project assets with a net carrying value of the asset. The floating interest rate at 12.05% per annum. The net carrying value of the loan as of June 30, 2019 is INR 3,654,559 (US$ 53,026).

During the year ended March 31, 2019, the Company borrowed INR 124,120 (US$ 1,801) as External Commercial Borrowings for some of our rooftop projects from International Financial Corporation (‘IFC’). These facilities carry an interest rate of 10.74% and interest payments are payable every three months commencing from April 2019. The borrowing is collateralized by first ranking pari-paasu mortgage charge on all immovable and movable properties of the borrower. The loan is repayable on October 15, 2024. The net carrying value of the loan as of June 30, 2019 is INR 132,017 (US$ 1,916).

During the three months ended June 30, 2019, the Company borrowed INR 4,750,000 (US$ 68,920) for financing 130 MW solar power project from Power Finance Corporation (PFC). The floating interest rate of 11.40% per annum.. The loan is repayable in 228 monthly instalments commencing September 2021. The borrowing is collateralized by the underlying under construction solar power project assets with a net carrying value of INR 1,072,908 (US$ 15,567) as of June 30, 2019. The net carrying value of the loan as of June 30, 2019 is INR 4,729,781 (US$ 68,627).

As of June 30, 2019, the Company has unused commitments for long-term financing arrangements amounting to INR 10,876,163 (US$ 157,809) for solar power projects.

Trade credit

As of June 2019, the Company had entered into multiple buyer’s credit facilities amounting to INR 3,180,570 (US$ 46,149). These facilities carry a floating interest rate of LIBOR+ 0.5%, for its solar power projects. The trade credits shall to be repaid in 2.7 -2.8 years from the date of shipment with semi-annual interest payments.

From December 2018 till January 2019, the Company had entered into buyer’s credit facility amounting to INR 281,120 at six months LIBOR plus 0.8% spread, for some of its operational SPV’s. The net carrying value as of June 30, 2019 is INR 276,791 (US$ 4,016).

Short term

For the period ended March 31, 2019, the Company entered into a revolving credit facility in the amount of INR 500,000, from Reliance Commercial finance limited (RCFL). The company has drawn the whole facility as of June 30, 2019. Borrowings under this facility are repayable within 12 months of disbursement. The floating interest rate at 13.40% per annum. The unamortized balance of debt financing cost as of June 30, 2019 is INR 2,651 (US$ 38).

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

For the year ended March 31, 2019, the Company entered into a short-term credit facility in the amount of INR 2,500,000 from Indian Renewable Energy Development Agency Limited. Borrowings under this facility are repayable within 12 months of disbursement. The company has drawn INR 1,400,000 (US$ 20,313) as of June 30, 2019. The facility bears an interest rate of 11.25%. The unamortized balance of debt financing cost as of June 30, 2019 is INR 1,378 (US$ 20).

For the year ended March 31, 2019, the Company entered into working capital facility in the amount of INR 1,950,000 from Piramal Capital & Housing Finance Limited. The Company has drawn the whole facility during June 30, 2019. Borrowings under this facility are repayable within 12 months of disbursement, unless renewed by the lenders thereafter, which the facility will be available till July 2022. The facility bears an interest rate of 12.50%. The unamortized balance of debt financing cost as of June 30, 2019 is INR 4,215 (US$ 61).

During June 30, 2019, the Company had working capital facility in the amount of INR 3,500,000 (US$ 50,784) from Yes bank. The Company has drawn an amount of INR 3,133,794 (US$ 45,470) until June 30, 2019. Borrowings under this facility are repayable within 12 months of disbursement. The facility bears an interest rate of 10.20% per annum.

During June 30, 2019, the Company had working capital facility in the amount of INR 2,500,000 (US$ 36,274) from Indian Renewable Energy Development Agency Limited. The Company has drawn an amount of INR 894,600 (US$ 12,980) during the three months ended June 30, 2019. Borrowings under this facility are repayable within 9 months of disbursement. The facility bears an interest rate of 11.25%.

Generally, under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends to APGL if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. Certain of APGL’s project subsidiaries also may not pay dividends to APGL out of restricted cash.

The carrying value of debt financing costs as on March 31, 2019 and June 30, 2019 was INR 850,715 and INR 826,744 (US$ 11,996) for the above loans, which is amortized over the term of the contract using the effective interest rate method.

As of June 30, 2019, the aggregate maturities of long-term debt are as follows:

	Annual maturities*
As of June 30,	INR	US$
Fiscal 2020- remaining nine months	7,093,892	102,929
Fiscal 2021	4,719,836	68,483
Fiscal 2022	4,708,555	68,319
Fiscal 2023	36,137,684	524,342
Fiscal 2024	1,618,185	23,479
Thereafter	21,692,773	314,754

Total: aggregate maturities of long-term debt	75,970,925	1,102,306

Less: carrying value of unamortized debt financing costs	(818,806)	(11,880)

Net maturities of long-term debt	75,152,119	1,090,426

Less: current portion of long-term debt	(7,154,226)	(103,805)

Long-term debt	67,997,893	986,621

*

Long term debt (principal) obligations for foreign currency denominated borrowings have been translated to Indian rupees using the closing exchange rate as of June 28, 2019 as per Reserve Bank of India.

10. Income Taxes

The individual entities within the Company file individual tax returns as per the regulations existing in their respective jurisdictions.

The fiscal year under the Indian Income Tax Act ends on March 31. A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Company generates power (“Tax Holiday Period”), however, the exemption is only available to the projects completed on or before March 31, 2017. The Company anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Company generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates.

The Company had adopted the provisions of ASC Topic 740 as they relate to uncertain income tax positions. Tax exposures can involve complex issues and may require extended periods to resolve. The Company does not have any uncertain tax positions requiring recognition. The Company reassesses its tax positions in light of changing facts and circumstances, such as the closing of a tax audit, refinement of an estimate, or changes in tax codes. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

Net Deferred income taxes in the Condensed Consolidated balance sheet as follows:

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Deferred tax assets	2,734,923	2,622,071	38,045
Less: Valuation allowance	(328,398)	(279,173)	(4,051)

Net deferred tax assets	2,406,525	2,342,898	33,994

Deferred tax liability	2,053,808	2,022,765	29,349

At June 30, 2019, the Company performed an analysis of the deferred tax asset valuation allowance. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets is required as of June 30, 2019, on the basis that it is more likely than not that APGL itself will not be able to utilize the entirety of its net operating losses as it has no business operations of its own.

Change in valuation allowance on deferred tax assets as of March 31, 2019 and June 30, 2019 is as follows:

	March 31,	June 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
Opening valuation allowance	715,340	328,398	4,765
Movement during the Year	(386,942)	(49,225)	(714)

Closing valuation allowance	328,398	279,173	4,051

Components of Income tax expense for the three months ended June 30, 2018 and June 30, 2019 are as follows:

	June 30,	June 30,
	2018	2019	2019
	(INR)	(INR)	(US$)
Deferred Tax (benefit)/expense	35,797	(27,975)	(406)
Current Tax	58,784	172,117	2,497

Total Tax expense	94,581	144,142	2,091

The effective income tax expense rate for the three months ended June 30, 2018 and 2019 is 28.78% and 20.22% respectively. The effective income tax rate differs from the amount computed by applying the Indian Income tax rate of 34.94% and 29.12% to profit/loss before income taxes principally due to temporary differences reversing in the tax holiday period for which an income tax benefit has not been recognized.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

11. Interest expense, net

Interest expense, net consists of the following:

	Three months ended June 30,
	2018	2019	2019
	(INR)	(INR)	(US$)
Interest expense:
Term loans	1,238,654	1,656,159	24,031
Bank charges and other	47,067	103,892	1,507

	1,285,721	1,760,051	25,538

Interest income:
Term and fixed deposits	177,300	199,429	2,894
Gain on sale of investments	34,935	481	7
Investments held-to-maturity	46	47	1

	212,281	199,957	2,902

	1,073,440	1,560,094	22,636

12. Loss/(gain) on foreign currency exchange

Loss/(gain) on foreign currency exchange consists of the following:

	Three months ended June 30,
	2018	2019	2019
	(INR)	(INR)	(US$)
Unrealized loss/(gain) on foreign currency loans	210,804	(15,045)	(218)
Realized loss on foreign currency loans	46	—	—
Unrealized loss on derivative instruments	29,262	24,628	357
Realized/(gain) on derivative instruments	(44,691)	45,306	657
Other loss/(gain) on foreign currency exchange	8,805	(4,631)	(67)

	204,226	50,258	729

13. Equity shares

Equity shares

Equity shares have a par value of US$ 0.000625 per share at APGL. There is no limit on the number of equity shares authorized. As of March 31, 2019, and June 30, 2019, there were 41,040,028 and 41,087,003 equity shares issued and outstanding.

During the year ended March 31, 2019, the Company issued 14,915,542 shares at US$ 12.50 per share, during its Follow-on Public Offering (FPO). The Company incurred underwriter fees, legal expenses, printing costs and other costs directly relating to its FPO of US$ 3,494, the Company accounted for such costs under ASC 340-10-599-1 (SAB Topic 5A) “Expenses of the Offering” as incremental costs directly attributable to an offering of equity shares. These costs were applied against the proceeds from the FPO. The FPO resulted in aggregate proceeds net of issuance expense of US$ 182,951.

14. Earnings per share

The Company calculates earnings per share in accordance with FASB ASC Topic 260 Earnings Per Share and FASB ASC Topic 260-10-45 Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Basic and diluted earnings losses per equity share give effect to the change in the number of equity shares of the Company. The calculation of basic earnings per equity share is determined by dividing net profit/loss attributable to APGL equity shareholders by the weighted average number of equity shares outstanding during the respective periods. The potentially dilutive shares, consisting of employee share options, compulsorily convertible debentures, and compulsorily convertible preferred shares have been included in the computation of diluted net earnings per share and the weighted average shares outstanding, except where the result would be anti-dilutive.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

Profit per share is presented below:

	Three months ended June 30
	2018	2019	2019
	(INR)	(INR)	(US$)
Net profit attributable to APGL shareholders (A)	8,023	177,160	2,571
Shares outstanding for allocation of undistributed income:
Equity shares	25,996,932	41,087,003	41,087,003
Weighted average shares outstanding
Equity shares (B)	25,996,932	41,044,990	41,044,990
Net profit per share — basic
Equity shares (C=A/B)	0.31	4.32	0.06
Weighted average shares outstanding – dilutive
Equity shares (D)	26,910,175	41,884,418	41,884,418
Net profit per share — dilutive
Equity shares (E=A/D)	0.30	4.23	0.06

15. Leases

The Company leases office facilities and land use rights under operating lease agreements. Minimum lease payments under operating leases are recognized on a straightline basis over the term of the lease. Rent expense for operating leases for the three months ended June 30, 2018 and 2019 was INR 57,796, and INR 118,144 (US$ 1,717), respectively.

Future minimum lease payments under non-cancellable operating leases as of June 30, 2019 are:

As of June 30,	Amount (INR)	US$
Fiscal 2020- nine months	207,310	3,008
Fiscal 2021	290,496	4,215
Fiscal 2022	299,319	4,343
Fiscal 2023	306,482	4,447
Fiscal 2024	322,843	4,684
Thereafter	9,320,760	135,240

Total	10,747,210	155,937

16. Commitments, guarantees and contingencies

Capital commitments

During the normal course of business, the Company purchases assets for the construction of solar power plants and estimates that INR 5,398,660 (US$ 78,332) of open purchase commitments are outstanding as on June 30, 2019, in relation to such purchase commitments.

Guarantees

The Company issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of solar power plants as required by the PPA such outstanding guarantees are INR 5,449,602 (US$ 79,071) as at June 30, 2019.

The Company issues bank guarantees amounting to INR 839,014 (US$ 12,174) as at June 30, 2019 to meet its Debt-Service Reserve Account (DSRA) requirements for its outstanding loans.

The Company has obtained guarantees from financial institutions as a part of the bidding process for establishing solar projects amounting to INR 288,430 (US$ 4,185) as at June 30, 2019. The Company has given term deposits as collateral for those guarantees which are classified as restricted cash on the consolidated balance sheet.

The terms of the PPAs provide for the annual delivery of a minimum amount of electricity at fixed prices.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

Contingencies

As of June 30, 2019, the Company had a contingent of liability of INR 415,000 (US$ 6,021) for projects completed beyond the contractually agreed dates. The Company has filed an appeal against such demands and has received a stay order from the appellant authorities. The management believes the reason for delay was not attributable to the Company, based on advice from its legal advisors and the facts underlying the Company’s position, and therefore the management believes that the Company will ultimately not be found liable for these assessments and has not accrued any amount with respect to these matters in its consolidated financial statements.

17. Related Party Disclosures

For the three months ended June 30, 2018 and 2019, the Company incurred rent expense on guest house facilities totaling INR 720 and INR Nil (US$ Nil), respectively, where the lessors are related to the ex-chief executive officer and another director of APGL. During the year ended March 31, 2019, AZI terminated the lease agreement for the guest house and the security deposits were returned to AZI.

Mr. Inderpreet Singh Wadhwa retired as CEO effective July 18, 2019 and Mr. Ranjit Gupta was appointed as the new CEO effective on that same date. In July 2019, the Company made a payment of INR 92,000 (US$ 1,335) to Mr. Wadhwa. Said amount paid to Mr. Wadhwa is an advance to be adjusted against future payments due to him.

During May 2019, the Company and Mr. Inderpreet Wadhwa entered into an agreement as per which a benefit of US$ 2.0 million was payable to him in two equal tranches, the first trache was paid to him during the period and the second is payable at end his term. He was also entitled to benefits as per his employment agreement for the period up to December 31, 2019.

18. Fair Value Measurements

ASC Topic 820, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date. ASC Topic 820 establishes a three-tier value hierarchy of fair value measurement based upon the whether the inputs to that measurement are observable or unobservable. Observable inputs reflect data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. ASC Topic 820 prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace. Observable inputs, other than Level 1 quoted prices for similar instruments in active markets; quoted prices for similar or identical instruments in markets that are not active; and valuations using models in which all significant inputs are observable in active markets.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC Topic 820, assets and liabilities are to be measured based on the following valuation techniques:

Market approach — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach — converting the future amounts based on the market expectations to its present value using the discounting methodology.

Cost approach — Replacement cost method.

The valuation techniques used by the Company to measure and report the fair value of certain financial assets and liabilities on a recurring basis are as follows;

Foreign exchange derivative contracts

The Company enters into foreign exchange derivative contracts to hedge fluctuations in foreign exchange rates for recognized balance sheet items such as foreign exchange term loans. The Company mitigates the credit risk of these foreign exchange derivative contracts by transacting with highly rated counterparties which are major banks. The Company used the super derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date. The techniques and models incorporate various inputs including the credit worthiness of counterparties, foreign exchange spot and forward rates, interest rate yield curves, forward rate yield curves of the underlying. The Company classifies the fair value of these foreign exchange derivative contracts in Level 2 because the inputs used in the valuation model are observable in active markets over the term of the respective contracts.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

Fair value measurement at reporting date using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Assets
Non-Current assets
Fair valuation of swaps and options	2,220,434	—	2,220,434	—

Total assets	2,220,434	—	2,220,434	—

Fair value measurement at reporting date using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Other Liabilities
Fair valuation of swaps and forward	184,717	—	184,717	—

Total Liabilities	184,717	—	184,717	—

Fair value measurement at reporting date using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Assets
Non-Current assets
Fair valuation of swaps and options	2,809,890	—	2,809,890	—

Total assets	2,809,890	—	2,809,890	—

US$	40,770		40,770

Fair value measurement at reporting date using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Description	(INR)	(INR)	(INR)	(INR)
Other Liabilities
Fair valuation of swaps and forward	296,266	—	296,266	—

Total Liabilities	296,266	—	296,266	—

US$	4,299		4,299

The carrying amount of cash and cash equivalents, including restricted cash, accounts receivable, accounts payables, and other current financial assets and liabilities approximate their fair value largely due to the short-term maturities of these instruments. There have been no transfers between categories during current year.

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

The carrying value and fair value of the Company’s fixed rate project financing term loans is as follows:

	As of March 31,
	2019
	Carrying Value	Fair Value
	(INR)	(INR)	US$
Fixed rate project financing loans:
Foreign currency loans	38,422,292	38,657,191	560,899
Indian currency loan	2,586,160	2,530,953	36,723

	As of June 30,
	2019
	Carrying Value	Fair Value
	(INR)	(INR)	US$
Fixed rate project financing loans:
Foreign currency loans	37,833,204	39,019,418	566,155
Indian currency loan	2,586,160	2,591,285	37,598

The Company uses the yield method to estimate the fair value of fixed rate loans using interest rate change as an input. The carrying amount of the Company’s variable rate project financing terms loans approximate, their fair values due to their variable interest rates.

19. Derivative instruments and hedging activities

Contracts designated as Cashflow hedge

The Company hedged the foreign currency exposure risk related to certain intercompany loans denominated in foreign currency through call spread option with full swap for coupon payments. The Company also availed trade credit facilities denominated in foreign currencies which were fully hedged through interest rate swaps. The foreign currency forward contracts and options were not entered for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested as determined at the time of inception of the contract. The gain or loss on the hedge contracts was recorded in accumulated other comprehensive income to the extent the hedge contracts were effective. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of June 30, 2019.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2019 and June 30, 2019:

March 31, 2019
	Notional	Current	Other	Other
	Amount	Liabilities (Fair value)	Assets (Fair value)	Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	499,602	—	2,220,434	32,218

March 31, 2019
	Notional	Current	Other	Current
	Amount	Liabilities (Fair value)	Assets (Fair value)	Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)
Fair valuation of swaps and forward	30,781	184,717	—	2,680

AZURE POWER GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

(INR and US$ amounts in thousands except share and per share data)

June 30, 2019
	Notional	Current	Other	Other
	Amount	Liabilities (Fair value)	Assets (Fair value)	Assets (Fair value)
	(US$)	(INR)	(INR)	(US$)
Foreign currency option contracts	499,602	—	2,809,890	40,770

June 30, 2019
	Notional	Current	Other	Current
	Amount	Liabilities (Fair value)	Assets (Fair value)	Liabilities (Fair value)
	(US$)	(INR)	(INR)	(US$)
Fair valuation of swaps and forward	54,130	296,266	—	4,299

The company recorded the fair value of currency option asset of INR 2,220,434 and INR 2,809,890 (US$ 40,770) in the other comprehensive income for the year ended March 31, 2019 and three months ended June 30, 2019, respectively and recorded an expense of INR 247,952 and INR 255,193 (US$ 3,703) related to the amortisation of the cost of the hedge for the three months ended June 30, 2018 and 2019, respectively.

The foreign exchange derivative contracts mature generally over a period of 3 years.

20. Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivables and derivative instruments. The Company mitigates the risk of credit losses from financing instruments, other than trade receivables, by selecting counter parties that are well known Indian or international banks.

The following customers account for more than 10% of the Company’s accounts receivable and sale of power as of and for the year ended March 31, 2019 and period ended June 30, 2019:

	March 31, 2019		June 30, 2019
	% of Sale	% of Accounts	% of Sale	% of Accounts
Customer Name	of Power	Receivable	of Power	Receivable
NTPC Vidyut Vyapar Nigam Limited	28.57%	15.00%	22.63%	12.98%
Punjab State Power Corporation Limited	20.40%	16.20%	17.28%	15.24%
Solar Energy Corporation of India	15.70%	13.90%	16.27%	11.79%
Chamundeshwari Electricity Supply Company	5.96%	14.18%	4.60%	11.29%
Andhra Pradesh Power Coordination Committee	5.30%	11.80%	4.17%	11.89%

21. Subsequent event

Mr. Inderpreet Singh Wadhwa retired as CEO effective July 18, 2019 and Mr. Ranjit Gupta was appointed as the new CEO effective on that same date. In July 2019, the Company made a payment of INR 92,000 (US$ 1,335) to Mr. Wadhwa. Said amount paid to Mr. Wadhwa is an advance to be adjusted against future payments due to him.

During July 2019, the Company commissioned 50MW solar power plant based out of Rajasthan. Additionally, in September 2019 the Company commissioned 130 MW solar power project based out of Rajasthan.

The Company evaluated all other events or transactions that occurred after June 30, 2019. Based on this evaluation, the Company is not aware of any event or transactions that would require recognition or disclosure in the financial statements.